UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-282497) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2025

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Managing Corporate Executive / Group CFO

UNAUDITED INTERIM CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025

On November 28, 2025, we published our unaudited interim consolidated financial statements as of and for the six months ended September 30, 2025 prepared in accordance with Japanese GAAP as part of our interim securities report (hanki hokokusho) for the same period filed by us with the relevant Japanese authorities. We have included in this report on Form 6-K an English translation of the unaudited interim consolidated financial statements and the notes thereto included in such interim securities report. Japanese GAAP differs in certain respects from U.S. GAAP. For a description of certain differences between U.S. GAAP and Japanese GAAP, see “Item 5. Operating and Financial Review and Prospects—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission.

Financial Information

1.

Mizuho Financial Group, Inc. (“MHFG”) is a specified business company under Article 18, Paragraph 2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc. and prepares the interim consolidated financial statements.

2.

The interim consolidated financial statements of MHFG are prepared in accordance with the “Ordinance on the Terminology, Forms, and Preparation Methods of Consolidated Financial Statements” (Ordinance of the Ministry of Finance No. 28 of 1976). The classification of assets and liabilities and that of income and expenses are in accordance with the “Ordinance for Enforcement of the Banking Act” (Ordinance of the Ministry of Finance No. 10 of 1982).

Additionally, MHFG is subject to a company listed in the upper column of No. 2 in the table of Article 24-5, Paragraph 1 of the Financial Instruments and Exchange Act, and prepares “dainishu” interim consolidated financial statements pursuant to Part 1 and Part 4 of the “Ordinance on the Terminology, Forms, and Preparation Methods of Consolidated Financial Statements.”

3.

Ernst & Young ShinNihon LLC conducted a semiannual audit on the interim consolidated financial statements of MHFG for the six months ended September 30, 2025, pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Act.

I. Interim Consolidated Financial Statements

(1) Interim Consolidated Balance Sheet

	(Millions of yen)
	As of March 31, 2025		As of September 30, 2025
Assets
Cash and Due from Banks	*5	72,483,086	*5	67,287,879
Call Loans and Bills Bought		688,473		807,153
Receivables under Resale Agreements		28,107,374		29,283,179
Guarantee Deposits Paid under Securities Borrowing Transactions		2,078,999		1,947,582
Monetary Claims Bought		3,932,427		4,480,575
Trading Assets	*5	22,240,796	*5	25,710,230
Money Held in Trust		632,025		755,149
Securities	*1, *2, *3, *5, *12	34,307,574	*1, *2, *3, *5, *12	38,395,250
Loans and Bills Discounted	*3, *4, *5, *6	94,108,757	*3, *4, *5, *6	94,264,066
Foreign Exchanges	*3, *4	2,237,879	*3, *4	2,291,125
Derivatives other than for Trading Assets		3,497,747		4,079,390
Other Assets	*3, *5	7,008,874	*3, *5	6,711,452
Tangible Fixed Assets	*7, *8	1,122,592	*7, *8	1,119,842
Intangible Fixed Assets		808,897		861,951
Net Defined Benefit Asset		758,783		630,260
Deferred Tax Assets		237,630		152,571
Customers’ Liabilities for Acceptances and Guarantees	*3	9,824,242	*3	10,469,462
Allowance for Loan Losses		(755,751)		(490,037)
Allowance for Investment Losses		(5)		(3)

Total Assets		283,320,404		288,757,081

	(Millions of yen)
	As of March 31, 2025		As of September 30, 2025
Liabilities
Deposits	*5	158,746,762	*5	160,362,897
Negotiable Certificates of Deposit		14,398,784		13,767,971
Call Money and Bills Sold		2,745,165		3,185,385
Payables under Repurchase Agreements	*5	38,393,650	*5	35,925,311
Guarantee Deposits Received under Securities Lending Transactions	*5	1,604,389	*5	2,031,700
Commercial Paper		2,138,133		2,245,275
Trading Liabilities		14,290,572		15,501,391
Borrowed Money	*5, *9	4,008,514	*5, *9	4,621,890
Foreign Exchanges		840,486		1,259,088
Short-term Bonds		724,118		722,727
Bonds and Notes	*10	12,877,794	*10	14,090,298
Due to Trust Accounts		950,946		975,398
Derivatives other than for Trading Liabilities		4,566,669		5,202,260
Other Liabilities		6,267,822		6,989,717
Reserve for Bonus Payments		224,246		147,240
Reserve for Variable Compensation		2,226		1,388
Net Defined Benefit Liability		68,259		68,475
Reserve for Director and Corporate Auditor Retirement Benefits		484		417
Reserve for Possible Losses on Sales of Loans		1,266		40
Reserve for Contingencies		22,542		18,232
Reserve for Reimbursement of Deposits		7,146		6,035
Reserve for Reimbursement of Debentures		19,965		16,039
Reserves under Special Laws		4,247		4,244
Deferred Tax Liabilities		21,155		22,900
Deferred Tax Liabilities for Revaluation Reserve for Land	*7	47,059	*7	45,281
Acceptances and Guarantees		9,824,242		10,469,462

Total Liabilities		272,796,651		277,681,073

Net Assets
Common Stock		2,256,767		2,256,767
Capital Surplus		1,129,730		1,129,730
Retained Earnings		6,046,578		6,451,923
Treasury Stock		(9,462)		(11,319)

Total Shareholders’ Equity		9,423,614		9,827,101

Net Unrealized Gains (Losses) on Other Securities		867,697		1,200,477
Deferred Gains (Losses) on Hedges		(465,204)		(587,866)
Revaluation Reserve for Land	*7	98,680	*7	94,820
Foreign Currency Translation Adjustments		398,783		364,091
Remeasurements of Defined Benefit Plans		119,654		98,241
Own Credit Risk Adjustments, Net of Tax		(1,014)		(1,225)

Total Accumulated Other Comprehensive Income		1,018,596		1,168,538

Stock Acquisition Rights		5		5
Non-controlling Interests		81,536		80,362

Total Net Assets		10,523,753		11,076,007

Total Liabilities and Net Assets		283,320,404		288,757,081

(2) Interim Consolidated Statement of Income and Interim Consolidated Statement of Comprehensive Income

  Interim Consolidated Statement of Income

	(Millions of yen)
	For the six months ended September 30, 2024		For the six months ended September 30, 2025
Ordinary Income		4,585,215		4,337,537
Interest Income		3,045,939		2,891,300
Interest on Loans and Bills Discounted		1,373,557		1,324,754
Interest and Dividends on Securities		431,507		435,441
Trust Fees		30,291		31,570
Fee and Commission Income		512,874		584,789
Trading Income		558,460		424,618
Other Operating Income		228,699		156,662
Other Ordinary Income	*1	208,950	*1	248,595
Ordinary Expenses		3,838,136		3,487,910
Interest Expenses		2,563,082		2,238,619
Interest on Deposits		874,568		815,178
Fee and Commission Expenses		110,088		117,402
Trading Expenses		—		1,397
Other Operating Expenses		182,395		102,450
General and Administrative Expenses	*2	877,168	*2	966,147
Other Ordinary Expenses	*3	105,401	*3	61,891

Ordinary Profits		747,079		849,626

Extraordinary Gains	*4	49,527	*4	54,228
Extraordinary Losses	*5	5,447	*5	5,138

Profit before Income Taxes		791,158		898,716

Income Taxes:
Current		187,649	*6	204,950
Deferred		35,483		1,187

Total Income Taxes		223,133		206,138

Profit		568,025		692,578

Profit Attributable to Non-controlling Interests		1,884		2,630

Profit Attributable to Owners of Parent		566,141		689,947

  Interim Consolidated Statement of Comprehensive Income

	(Millions of yen)
	For the six months ended September 30, 2024	For the six months ended September 30, 2025
Profit	568,025	692,578
Other Comprehensive Income	23,813	153,000
Net Unrealized Gains (Losses) on Other Securities	18,120	332,513
Deferred Gains (Losses) on Hedges	(6,897)	(122,945)
Foreign Currency Translation Adjustments	18,117	(13,314)
Remeasurements of Defined Benefit Plans	(15,925)	(21,295)
Own Credit Risk Adjustments, Net of Tax	(75)	(210)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	10,474	(21,746)

Comprehensive Income	591,838	845,578

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	588,854	843,748
Comprehensive Income Attributable to Non-controlling Interests	2,983	1,830

(3) Interim Consolidated Statement of Changes in Net Assets

  For the six months ended September 30, 2024

	(Millions of yen)
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,129,730	5,538,891	(9,402)	8,915,987
Changes during the period
Cash Dividends			(139,610)		(139,610)
Profit Attributable to Owners of Parent			566,141		566,141
Repurchase of Treasury Stock				(2,772)	(2,772)
Disposition of Treasury Stock		1		2,636	2,637
Transfer from Revaluation Reserve for Land			25,315		25,315
Net Changes in Items other than Shareholders’ equity

Total Changes during the period	—	1	451,846	(136)	451,710

Balance as of the end of the period	2,256,767	1,129,731	5,990,738	(9,539)	9,367,698

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non- controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own Credit Risk Adjustments, Net of Tax	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	929,815	(298,280)	126,879	344,250	214,337	(452)	1,316,550	5	79,591	10,312,135
Changes during the period
Cash Dividends										(139,610)
Profit Attributable to Owners of Parent										566,141
Repurchase of Treasury Stock										(2,772)
Disposition of Treasury Stock										2,637
Transfer from Revaluation Reserve for Land										25,315
Net Changes in Items other than Shareholders’ equity	17,464	(6,770)	(25,315)	28,290	(16,195)	(75)	(2,601)	—	75	(2,526)

Total Changes during the period	17,464	(6,770)	(25,315)	28,290	(16,195)	(75)	(2,601)	—	75	449,184

Balance as of the end of the period	947,280	(305,050)	101,564	372,540	198,141	(527)	1,313,948	5	79,667	10,761,319

  For the six months ended September 30, 2025

	(Millions of yen)
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,129,730	6,046,578	(9,462)	9,423,614
Changes during the period
Cash Dividends			(188,463)		(188,463)
Profit Attributable to Owners of Parent			689,947		689,947
Repurchase of Treasury Stock				(103,830)	(103,830)
Disposition of Treasury Stock		1		1,973	1,975
Cancellation of Treasury Stock		(99,999)		99,999	—
Transfer from Revaluation Reserve for Land			3,859		3,859
Transfer from Retained Earnings to Capital Surplus		99,998	(99,998)		—
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	—	405,345	(1,857)	403,487

Balance as of the end of the period	2,256,767	1,129,730	6,451,923	(11,319)	9,827,101

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non- controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own Credit Risk Adjustments, Net of Tax	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	867,697	(465,204)	98,680	398,783	119,654	(1,014)	1,018,596	5	81,536	10,523,753
Changes during the period
Cash Dividends										(188,463)
Profit Attributable to Owners of Parent										689,947
Repurchase of Treasury Stock										(103,830)
Disposition of Treasury Stock										1,975
Cancellation of Treasury Stock										—
Transfer from Revaluation Reserve for Land										3,859
Transfer from Retained Earnings to Capital Surplus										—
Net Changes in Items other than Shareholders’ Equity	332,779	(122,662)	(3,859)	(34,692)	(21,413)	(210)	149,941	—	(1,174)	148,767

Total Changes during the period	332,779	(122,662)	(3,859)	(34,692)	(21,413)	(210)	149,941	—	(1,174)	552,254

Balance as of the end of the period	1,200,477	(587,866)	94,820	364,091	98,241	(1,225)	1,168,538	5	80,362	11,076,007

(4) Interim Consolidated Statement of Cash Flows

	(Millions of yen)
	For the six months ended September 30, 2024	For the six months ended September 30, 2025
Cash Flow from Operating Activities
Profit before Income Taxes	791,158	898,716
Depreciation	93,560	105,310
Losses on Impairment of Fixed Assets	1,564	992
Amortization of Goodwill	3,598	3,655
Equity in Loss (Gain) from Investments in Affiliates	(27,771)	(26,680)
Increase (Decrease) in Allowance for Loan Losses	(56,765)	(267,417)
Increase (Decrease) in Allowance for Investment Losses	0	(2)
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	115	(1,225)
Increase (Decrease) in Reserve for Contingencies	(2,842)	(4,413)
Increase (Decrease) in Reserve for Bonus Payments	(56,591)	(77,109)
Increase (Decrease) in Reserve for Variable Compensation	(1,359)	(837)
Decrease (Increase) in Net Defined Benefit Asset	(32,099)	122,015
Increase (Decrease) in Net Defined Benefit Liability	(372)	465
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(109)	(67)
Increase (Decrease) in Reserve for Reimbursement of Deposits	(1,538)	(1,110)
Increase (Decrease) in Reserve for Reimbursement of Debentures	(1,407)	(3,925)
Interest Income - accrual basis	(3,045,939)	(2,891,300)
Interest Expenses - accrual basis	2,563,082	2,238,619
Losses (Gains) on Securities	(146,335)	(118,319)
Losses (Gains) on Money Held in Trust	(514)	(1,082)
Foreign Exchange Losses (Gains) - net	685,703	(4,582)
Losses (Gains) on Disposition of Fixed Assets	(32,238)	(7,637)
Losses (Gains) on Revision of Retirement Benefit Plan	(9,015)	—
Losses (Gains) on Cancellation of Employee Retirement Benefit Trust	(3,788)	(38,566)
Net Decrease (Increase) in Trading Assets	(560,035)	(3,359,884)
Net Increase (Decrease) in Trading Liabilities	(35,999)	1,087,405
Net Decrease (Increase) in Derivatives other than for Trading Assets	(253,372)	(565,708)
Net Increase (Decrease) in Derivatives other than for Trading Liabilities	353,337	623,488
Net Decrease (Increase) in Loans and Bills Discounted	(422,171)	102,355
Net Increase (Decrease) in Deposits	(3,419,380)	1,254,296
Net Increase (Decrease) in Negotiable Certificates of Deposit	860,863	(780,729)
Net Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	250,345	599,636
Net Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(787)	(89,283)
Net Decrease (Increase) in Call Loans, etc.	(2,011,283)	(1,771,999)
Net Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	180,360	131,416
Net Increase (Decrease) in Call Money, etc.	3,463,557	(2,103,366)
Net Increase (Decrease) in Commercial Paper	(94,194)	116,293
Net Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	55,948	427,310
Net Decrease (Increase) in Foreign Exchanges (Assets)	(18,388)	(55,495)
Net Increase (Decrease) in Foreign Exchanges (Liabilities)	222,258	418,057
Net Increase (Decrease) in Short-term Bonds (Liabilities)	183,876	(1,390)
Increase (Decrease) in Bonds and Notes	70,696	891,231
Net Increase (Decrease) in Due to Trust Accounts	50,086	24,451
Interest and Dividend Income - cash basis	3,021,212	2,833,811
Interest Expenses - cash basis	(2,696,385)	(2,200,296)
Other - net	(1,159,212)	422,139

Subtotal	(1,238,572)	(2,070,763)

Cash Refunded (Paid) in Income Taxes	16,420	(176,360)

Net Cash Provided by (Used in) Operating Activities	(1,222,151)	(2,247,123)

	(Millions of yen)
	For the six months ended September 30, 2024		For the six months ended September 30, 2025
Cash Flow from Investing Activities
Payments for Purchase of Securities		(38,088,448)		(29,945,009)
Proceeds from Sale of Securities		26,467,039		23,025,505
Proceeds from Redemption of Securities		11,964,533		4,103,657
Payments for Increase in Money Held in Trust		(35,511)		(128,181)
Proceeds from Decrease in Money Held in Trust		6,172		5,401
Payments for Purchase of Tangible Fixed Assets		(31,440)		(40,670)
Payments for Purchase of Intangible Fixed Assets		(119,135)		(101,301)
Proceeds from Sale of Tangible Fixed Assets		86,513		21,164
Proceeds from Sale of Intangible Fixed Assets		—		8
Purchase of Shares of Subsidiaries Resulting in Change in Scope of Consolidation		—		(45,542)
Payment from Sales of Stocks of Subsidiaries (affecting the scope of consolidation)		2,970		2,225

Net Cash Provided by (Used in) Investing Activities		252,694		(3,102,742)

Cash Flow from Financing Activities
Proceeds from Issuance of Subordinated Bonds		514,500		384,000
Payments for Redemption of Subordinated Bonds		(135,000)		(60,000)
Proceeds from Investments by Non-controlling Shareholders		341		1,428
Cash Dividends Paid		(139,509)		(188,342)
Cash Dividends Paid to Non-controlling Shareholders		(3,289)		(3,745)
Payments for Repurchase of Treasury Stock		(2,772)		(103,830)
Proceeds from Sale of Treasury Stock		2,637		1,975
Net Cash Provided by (Used in) Financing Activities		236,905		31,485

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents		(556,569)		(11,741)

Net Increase (Decrease) in Cash and Cash Equivalents		(1,289,121)		(5,330,122)

Cash and Cash Equivalents at the beginning of the period		71,165,815		70,723,361

Cash and Cash Equivalents at the end of the period	*1	69,876,694	*1	65,393,238

Notes to Interim Consolidated Financial Statements

Fundamental and Important Matters for the Preparation of Interim Consolidated Financial Statements

1.	Scope of Consolidation

(1)	Number of consolidated subsidiaries: 253

Names of principal companies:

Mizuho Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

Change in scope of consolidation

During the six months ended September 30, 2025, UPSIDER Holdings, Inc. and twenty-nine other companies were newly included in the scope of consolidation as a result of business acquisition and other factors.

During the six months ended September 30, 2025, J.Score CO., LTD and eleven other companies were excluded from the scope of consolidation as a result of dissolution and other factors.

(2)	Number of non-consolidated subsidiaries: 0

2.	Application of the Equity Method

(1)	Number of non-consolidated subsidiaries under the equity method: 0

(2)	Number of affiliates under the equity method: 27

Names of principal companies:

Custody Bank of Japan, Ltd.

Orient Corporation

Mizuho Leasing Company, Limited

Change in scope of equity method

During the six months ended September 30, 2025, NestBlue Co., Ltd. was newly included in the scope of equity method as a result of establishment.

During the six months ended September 30, 2025, UPSIDER Capital was excluded from the scope of equity method and included in the scope of consolidation as a result of capital restructuring.

(3)	Number of non-consolidated subsidiaries not under the equity method: 0

(4)	Affiliates not under the equity method:

Pec International Leasing Co., Ltd.

Affiliates not under the equity method are excluded from the scope of the equity method since such exclusion has no material effect on MHFG’s interim consolidated financial statements in terms of Profit (Loss) (amount corresponding to MHFG’s equity position), Retained Earnings (amount corresponding to MHFG’s equity position), Accumulated Other Comprehensive Income (amount corresponding to MHFG’s equity position) and others.

3.	Interim Balance Sheet Dates of Consolidated Subsidiaries

(1)	Interim balance sheet dates of consolidated subsidiaries are as follows:

June 30	36 companies
September 30	211 companies
January 31	1 company
October 31	3 companies
July 31	2 companies

(2)

The subsidiaries with an interim balance sheet date of October 31 are consolidated based on interim financial statements as of July 31, and the subsidiary with an interim balance sheet data of January 31 is consolidated based on its tentative interim financial statement as of and for the period ended the interim balance sheet date. Other consolidated subsidiaries were consolidated based on their interim financial statements as of and for the period ended their respective interim balance sheet dates.

The necessary adjustments have been made to the interim financial statements for any significant transactions that took place between their respective interim balance sheet dates and the date of the interim consolidated financial statements.

4.	Standards of Accounting Method

(1)	Trading Assets & Liabilities and Trading Income & Expenses

Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the interim consolidated balance sheet. Income or expenses generated on the relevant trading transactions are recorded in Trading Income or Trading Expenses on the interim consolidated statement of income.

Securities and other monetary claims held for trading purposes are stated at fair value at the interim consolidated balance sheet date. Derivative financial products, such as swaps, futures and option transactions, are stated at fair value, assuming that such transactions are terminated and settled at the interim consolidated balance sheet date.

Trading Income and Trading Expenses include the interest received and the interest paid during the six months ended September 30, 2025, the gains or losses resulting from any change in the value of securities and other monetary claims between the beginning and the end of the six months ended September 30, 2025, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the six months ended September 30, 2025, assuming they were settled at the end of the six months ended September 30, 2025.

For financial derivatives, fair value is calculated on the basis of net assets or liabilities after offsetting financial assets and liabilities with respect to specific market risks and specific credit risk.

(2)	Securities

(a)

Bonds held to maturity are stated at amortized cost (straight-line method) and determined by the moving average method. Investments in affiliates not under the equity method are stated at acquisition cost and determined by the moving average method. Other Securities are stated at market price (cost of securities sold is calculated primarily by the moving average method). Stocks and others without a quoted market price are stated at acquisition cost and determined by the moving average method.

The net unrealized gains (losses) on Other Securities are included directly in Net Assets, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge method.

(b)	Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as described in (a) above.

(3)	Derivative Transactions

Derivative transactions (other than transactions for trading purposes) are valued at fair value.

Fair value is calculated on the basis of net assets or liabilities after offsetting financial assets and liabilities with respect to specific market risks and specific credit risk.

(4)	Depreciation of Fixed Assets

1)	Tangible Fixed Assets (Except for Lease Assets)

Depreciation of buildings is computed mainly by the straight-line method, and that of others is computed mainly by the declining-balance method. The amount based on estimated annual depreciation expenses is allocated to each period.

The range of useful lives is as follows:

Buildings	3 years to 50 years
Others	2 years to 20 years

2)	Intangible Fixed Assets (Except for Lease Assets)

Amortization of Intangible Fixed Assets is computed by the straight-line method. Development costs for internally-used software are capitalized and amortized over their estimated useful lives of mainly from five to ten years as determined by MHFG and consolidated subsidiaries.

3)	Lease Assets

Depreciation of lease assets booked in Tangible Fixed Assets and Intangible Fixed Assets which relate to finance lease transactions that do not transfer ownership is mainly computed by the same method as the one applied to fixed assets owned by us.

(5)	Deferred Assets

Bond issuance costs are expensed as incurred.

(6)	Allowances for Loan Losses

Allowances for Loan Losses of major domestic consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and reserve provisions.

For claims extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Company Law or other similar laws (“Bankrupt Obligors”), and to obligors that are effectively in similar conditions (“Substantially Bankrupt Obligors”), reserves are maintained at the amounts of claims net of direct write-offs described below and the expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees. For claims extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt (“Intensive Control Obligors”), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees.

For claims extended to Intensive Control Obligors and Obligors with Restructured Loans and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan.

For claims extended to other obligors, reserves for the next one year or three years are maintained at rates derived from historical credit loss experience or historical bankruptcy experience for one or three years and making necessary adjustments such as future prospects and others. Allowance for Loan Losses to Restructuring Countries is maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.

All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard,” and the results of the assessments are verified and examined by the independent examination departments.

In the case of claims to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective claims balances. The total directly written-off amount was ¥322,250 million (¥96,218 million at the end of the fiscal year ended March 31, 2025).

Other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience and other factors for general claims and the assessment for each individual loan for other claims.

(Additional Information)

In light of the principles set forth in the report entitled “JFSA’s supervisory approaches to lending business and loan loss provisioning” published by JFSA on December 18, 2019, we have reflected the potential impact of macroeconomic uncertainty and others on credit risks on Allowances for Loan Losses for some credit. More specifically, we used scenarios based on developments in monetary policy, trade and industry policies, and their ripple effects, and others. These scenarios include the forecasted GDP growth rate, energy prices, financial variables, including interest rates and exchange rates, increased rate of labor costs, the future outlook of the business environment for specific portfolio segments considering the impact of tariff policies and other factors in the United States, and concerns about deteriorating earnings on the future prospects such as the ripple effect on the automotive supply chain, etc. Expected impacts on the portfolio from these scenarios, based on our comprehensive judgmental analysis, are reflected in the Allowances for Loan Losses. There are no material changes in the methods of the above accounting estimates and the major assumptions used in the consolidated financial statements from those of the previous fiscal year.

(7)	Allowance for Investment Losses

Allowance for Investment Losses is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other factors concerning the investee company.

(8)	Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the six months ended September 30, 2025, based on the estimated future payments.

(9)	Reserve for Variable Compensation

Reserve for Variable Compensation, which is prepared for the payments of performance payments and stock compensation to be paid as variable compensation within compensation for directors, group executive officers and operating officers of Mizuho Financial Group, Inc., Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd., is maintained to provide estimated payments based on the standard amount regarding variable compensation of the fiscal year ending March 31, 2026.

(10)	Reserve for Director and Corporate Auditor Retirement Benefits

Reserve for Director and Corporate Auditor Retirement Benefits, which is provided for future retirement benefit payments to directors, corporate auditors and executive officers, is recognized at the amount accrued by the end of the six months ended September 30, 2025, based on internally established standards.

(11)	Reserve for Possible Losses on Sales of Loans

Reserve for Possible Losses on Sales of Loans is provided for possible future losses on sales of loans at the amount deemed necessary based on a reasonable estimate of possible future losses.

(12)	Reserve for Contingencies

Reserve for Contingencies is maintained to provide against possible losses from contingencies which are not covered by other specific reserves. The balance is an estimate of possible future losses considered to require a reserve.

(13)	Reserve for Reimbursement of Deposits

Reserve for Reimbursement of Deposits is provided against the losses for the deposits derecognized from liabilities at the estimated amount of future claims for withdrawal by depositors.

(14)	Reserve for Reimbursement of Debentures

Reserve for Reimbursement of Debentures is provided for the debentures derecognized from liabilities at the estimated amount for future claims.

(15)	Reserve under Special Laws

Reserve under Special Laws is Reserve for Contingent Liabilities from Financial Instruments and Exchange.

This is the reserve pursuant to Article 46-5 of the Financial Instruments and Exchange Law and Article 175 of the Cabinet Office Ordinance regarding Financial Instruments Business, etc. to indemnify the losses incurred from accidents in the purchase and sale of securities, other transactions or derivative transactions.

(16)	Accounting Method for Retirement Benefits

In calculating retirement benefit obligations, a benefit formula basis is used as a method of attributing expected retirement benefits to the period up to the end of the six months ended September 30, 2025.

Unrecognized prior service cost and unrecognized actuarial differences are recognized as follows:

Unrecognized prior service cost: Recognized mainly as income or expenses in the period of occurrence.

Unrecognized actuarial difference: Recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the employees (mainly 10 years) of the respective fiscal years.

Certain consolidated subsidiaries apply the simplified method that assumes the amount required for voluntary resignation at the end of the six months ended September 30, 2025 to be retirement benefit obligations in computing net defined benefit liability and retirement benefit expenses.

(17)	Revenues

Securities-related business fees mainly consist of brokerage fees and commissions, and asset-based revenues. Brokerage fees and commissions include fees earned from the execution of customer transactions and sales commissions of stocks, bonds and investment trusts, which are recognized at the point in time on the transaction date with the customer. Asset-based revenues include fees received from investment trust management companies in return for administration services, such as record keeping services, of investment trusts, which are recognized over time in the period when the related service is provided.

Deposits and Lending business fees consist of deposit-related fees and lending-related fees. Deposit related fees are within the scope of “Accounting Standard for Revenue Recognition,” while most of Lending-related fees such as commitment fees and arrangement fees are not. Deposit-related fees include account transfer fees, which are recognized at the point in time on the transaction date with the customer or at the point in time when the related service is provided.

Remittance business fees include service charges for domestic and international funds transfers and collections, which are recognized at the point in time when the related service is provided.

Trust-related business fees mainly consist of brokerage commissions of real estate property, consulting fees of real estate property and charges of stock transfer agent services. Brokerage commissions of real estate property are commissions that are received as consideration for services related to real estate brokerage, and are recognized in principle at the time of the conclusion of a sales contract for the subject real estate or trust beneficiary rights. Consulting fees of real estate property are commissions that are received as consideration for services related to real estate consulting, which are recognized at the point in time when the related service is provided or over time in the period when the related service is provided. Stock transfer agent service fees are commissions that are received as consideration for services related to transfer agent business and associated services, which are recognized at the point in time when the related service is provided or over time in the period when the related service is provided.

Agency business fees mainly consist of administration service fees related to MHFG Group’s agency business such as Japan’s principal public lottery program and revenues from standing proxy services related to stocks and others, which are recognized at the point in time when the related service is provided or over time in the period when the related service is provided.

Fees for other customer services include various revenues such as sales commissions of life insurance, service charges for electronic banking, financial advisory fees, and service charges for software development.

Sales commissions of life insurance are received in return for selling insurance products and recognized mainly at the point in time on transaction date with the customer. Service charges for electronic banking are mainly monthly basic usage fees and recognized over time in the period when the related service is provided.

Financial advisory fees are received as consideration for services supporting market research and business strategy planning, which are recognized over time in the period when the related service is provided. Service charges for software development are recognized mainly over time in the period when the related service is provided.

Trust Fees mainly consists of trust fees earned through fiduciary asset management and administrative service, which are recognized at the point on creation of the trust or completion date specified in the contract, or over time in the period when the related service is provided.

Part of other ordinary income includes underwriting fees from trading securities, credit card interchange fees and asset management business fees which are within the scope of “Accounting Standard for Revenue Recognition.” Underwriting fees are recognized at the point on the date which all the consideration of the transaction are fixed. Credit card interchange fees are recognized at the point on the settlement of the credit card payment transactions. Asset management business fees consist of investment trust management fees and investment advisory fees for investment trusts, which are recognized over time in the period when the related service is provided.

(18)	Assets and Liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies and accounts of overseas branches of domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the interim consolidated balance sheet date, with the exception of the investments in affiliates not under the equity method, which are translated at historical exchange rates.

Assets and liabilities denominated in foreign currencies of the consolidated subsidiaries, except for the transactions mentioned above, are translated into Japanese yen primarily at the exchange rates in effect at the respective interim balance sheet dates.

(19)	Hedge Accounting

(a)	Interest Rate Risk

The deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied as hedge accounting methods.

The portfolio hedge transaction for a large volume of small-value monetary claims and liabilities of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is accounted for in accordance with the method stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Committee Practical Guideline No.24, March 17, 2022).

The effectiveness of hedging activities for the portfolio hedge transaction for a large volume of small-value monetary claims and liabilities is assessed as follows:

i)

as for hedging activities to offset market fluctuation risks, effectiveness is assessed by bracketing both the hedged instruments, such as deposits and loans, and the hedging instruments, such as interest-rate swaps, in the same maturity bucket.

ii)	as for hedging activities to fix the cash flows, effectiveness is assessed based on the correlation between a base interest rate index of the hedged instrument and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the comparison of the fluctuation in the market or of cash flows of the hedged instruments with that of the hedging instruments.

(b)	Foreign Exchange Risk

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various financial assets and liabilities denominated in foreign currencies as stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Committee Practical Guideline No.25, October 8, 2020). The effectiveness of the hedge is assessed by confirming that the amount of the foreign currency position of the hedged monetary claims and liabilities is equal to or larger than that of currency-swap transactions, exchange swap transactions, and similar transactions designated as the hedging instruments of the foreign exchange risk.

In addition to the above methods, these subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in subsidiaries and affiliates in foreign currency and Other Securities in foreign currency (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

(c)	Inter-company Transactions

Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated, and related gains and losses are recognized in the statement of income or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Committee Practical Guideline No. 24 and 25.

As for certain assets and liabilities of MHFG and its consolidated subsidiaries, the deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied.

(20)	Scope of Cash and Cash Equivalents on Interim Consolidated Statements of Cash Flows

In the interim consolidated statements of cash flows, Cash and Cash Equivalents consist of cash and due from central banks included in “Cash and Due from Banks” on the interim consolidated balance sheet.

(21)	Adoption of the Japanese Group Relief System

MHFG and some of its domestic consolidated subsidiaries have adopted the Japanese Group Relief System.

Additional Information

The Board Benefit Trust (“BBT”) Program

Since MHFG operates its business to contribute to the creation of value for diverse stakeholders and realize improved corporate value through the continuous and stable growth of the MHFG Group pursuant to MHFG’s basic management policy defined under the Mizuho Financial Group’s Corporate Identity, MHFG has introduced a stock compensation program using a trust (the “Program”) that functions as an incentive for each director, executive officer, operating officer, and others (the “Officers”) to exert maximum effort in performing his or her duties, and also as consideration for such exertion of effort.

(1)	Outline of the Program

The Program has adopted the Board Benefit Trust (“BBT”) framework. MHFG’s shares on the stock market will be acquired through a trust established based on the underlying funds contributed by MHFG, and MHFG’s shares will be distributed to each of the Officers of MHFG, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. set forth in the Rules on Distribution of Shares to be prescribed in advance. The framework consists of the stock compensation program based on the Officers’ responsibilities in their respective company (“Stock Compensation I”), the stock compensation program based on the performance evaluation of the MHFG Group (“Stock Compensation II”) and the stock benefit program based on the Officers’ responsibilities in their respective company and the performance evaluation of the MHFG Group, which distributes MHFG’s shares (“Stock Benefit”).

Stock Compensation I will be paid at the time of retirement in the form of shares of MHFG calculated based on the Officers’ responsibilities. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Stock Compensation II will be paid in the form of shares of MHFG and will be deferred over three years, which is calculated based on the status of achieving financial-related indicators and evaluation of stakeholder-related indicators that the MHFG Group regard as important in order to improve corporate value over the medium to long term. A system is adopted which enables a decrease or forfeiture of the amount of the deferred portion depending on the performance of the company or the individual.

Stock Benefit will be paid in the collective form of MHFG’s share which is based on responsibilities in their respective company and the performance evaluation of the MHFG Group. Reduction and forfeit of the benefit can occur in the program.

Upon the payment of stock compensation under the Program, MHFG may, for a certain portion, pay a monetary amount equivalent to the market value of its stock in lieu of stock compensation set forth in the Rules on Distribution of Shares.

Voting rights related to MHFG’s shares belonging to the trust assets under the trust shall not be exercised.

(2)	MHFG’s Shares Outstanding in the Trust

MHFG’s shares outstanding in the trust are recognized as Treasury Stock under Net Assets at the carrying amount (excluding the amount of incidental expenses) in the trust. The carrying amount of such Treasury Stock as of September 30, 2025 was ¥5,540 million for 2,171 thousand shares (the carrying amount as of March 31, 2025 was ¥5,034 million for 2,376 thousand shares).

(3)	The Scope of the Officers Eligible to Receive Beneficiary Rights and Other Rights under This Program

The Officers of MHFG and certain consolidated subsidiaries who have satisfied the requirements for benefits set forth in the Rules on Distribution of Shares.

Notes to Interim Consolidated Balance Sheet

*1.	The total amount of shares and investments in affiliates

	(Millions of yen)
	As of March 31, 2025	As of September 30, 2025
Shares	638,999	639,576
Investments	595	595

*2.	Secured loaned securities, which are included in Japanese Government Bonds under Securities, are as follows:

(Millions of yen)
As of March 31, 2025	As of September 30, 2025
138,735	138,796

In certain transactions, MHFG has the right to sell or repledge the following unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral.

	(Millions of yen)
	As of March 31, 2025	As of September 30, 2025
Securities repledged	28,999,101	28,244,457
Securities neither repledged nor re-loaned at the end of the period/the fiscal year	8,188,227	10,586,548

*3.

Claims based on Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions are as follows. The claims consist of those included in the accounts of bonds included in “Securities” (its principal’s redemption and interest payments are guaranteed, in whole or in part, and the corporate bonds issue is limited to a private placement of the securities (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act.)), “Loans,” “Foreign Exchanges Assets,” accrued interest and suspense payment in “Other Assets” and “Customers’ Liabilities for Acceptances and Guarantees” in the interim consolidated balance sheet, and securities in the notes in case they are loans (limited to those under a loan for use or lease agreement).

	(Millions of yen)
	As of March 31, 2025	As of September 30, 2025
Claims against Bankrupt and Substantially Bankrupt Obligors	32,484	43,699
Claims with Collection Risk	576,200	318,516
Claims for Special Attention	438,626	430,465
Loans Past Due for 3 Months or More	271	584
Restructured Loans	438,355	429,881
Sub-total	1,047,311	792,681
Normal Claims	106,430,161	107,911,422
Total	107,477,473	108,704,104

Claims against Bankrupt and Substantially Bankrupt Obligors are claims against debtors in bankruptcy due to the commencement of bankruptcy procedures, the commencement of reorganization proceedings, the petition for the commencement of rehabilitation proceedings, and claims equivalent to these.

Claims with Collection Risk are claims of which the debtor is not yet in a state of bankruptcy, but its financial position and business performance have deteriorated, and it is highly probable that principal’s collection and interest on claims in accordance with the terms of the contract will not be received. These claims do not fall under the category of Claims against Bankrupt and Substantially Bankrupt Obligors.

Loans Past Due for 3 Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the first due date, and which are not included in Claims against Bankrupt and Substantially Bankrupt Obligors, or Claims with Collection Risk.

Restructured Loans represent loans whose contracts were amended in favor of obligors (e.g., reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Claims against Bankrupt and Substantially Bankrupt Obligors, Claims with Collection Risk and Loans Past Due for 3 Months or More are not included.

Normal Claims are deemed to have no particular problem with the obligor’s financial position and business performance and are classified as other than Claims against Bankrupt and Substantially Bankrupt Obligors, Claims with Collection Risk, Loans Past Due for 3 Months or More and Restructured Loans.

The amounts given in above are gross amounts before deduction of amounts for the Allowances for Loan Losses.

*4.

In accordance with Committee Practical Guideline No. 24, bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these commercial bills, foreign exchange bills purchased and others. The face values of these bills are as follows:

(Millions of yen)
As of March 31, 2025	As of September 30, 2025
1,190,173	1,290,065

*5.	Breakdown of assets pledged as collateral is as follows:

	(Millions of yen)
	As of March 31, 2025	As of September 30, 2025
The following assets are pledged as collateral
Trading Assets	5,691,565	9,146,955
Securities	13,435,741	8,795,904
Loans and Bills Discounted	9,740,159	7,633,814

Total	28,867,466	25,576,673

The following liabilities are collateralized by the above assets:
Deposits	843,563	910,768
Payables under Repurchase Agreements	16,668,981	16,906,520
Guarantee Deposits Received under Securities Lending Transactions	1,750,426	678,625
Borrowed Money	2,574,980	3,196,265

In addition to the above, the following items are pledged as collateral in connection with the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others or as a substitute for margins for futures transactions and others:

	(Millions of yen)
	As of March 31, 2025	As of September 30, 2025
Cash and Due from Banks	52,102	36,942
Trading Assets	819,159	971,542
Securities	3,697,668	4,205,458
Loans and Bills Discounted	43,800	42,119

In addition, the following item is pledged as collateral under general collateral repurchase agreements using the subsequent collateral allocation method:

	(Millions of yen)
	As of March 31, 2025	As of September 30, 2025
Securities	499,798	1,134,106

Other Assets includes margins for futures transactions, guarantee deposits, and collateral pledged for financial instruments and others as follows:

	(Millions of yen)
	As of March 31, 2025	As of September 30, 2025
Margins for Futures Transactions	229,718	226,969
Guarantee Deposits	82,351	79,680
Collateral Pledged for Financial Instruments and Others	1,506,895	1,516,154

*6.

Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to a prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounts is as follows:

	(Millions of yen)
	As of March 31, 2025	As of September 30, 2025
Unutilized balance	122,456,400	123,458,002
Amount relating to contracts of which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time	81,050,047	81,286,434

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take necessary measures to manage credit risks such as amendments to contracts.

*7.

In accordance with the Land Revaluation Law (Proclamation No. 34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No. 119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

*8.	Accumulated Depreciation of Tangible Fixed Assets

	(Millions of yen)
	As of March 31, 2025	As of September 30, 2025
Accumulated Depreciation	759,727	769,921

*9.	Borrowed Money includes subordinated borrowed money with a covenant that performance of the obligation is subordinated to that of other obligations.

	(Millions of yen)
	As of March 31, 2025	As of September 30, 2025
Subordinated Borrowed Money	214,000	214,000

*10.	Bonds and Notes includes subordinated bonds.

	(Millions of yen)
	As of March 31, 2025	As of September 30, 2025
Subordinated Bonds	3,352,677	3,675,557

11.	The principal amounts of money trusts with contracts indemnifying the principal amounts, which are entrusted to domestic consolidated trust banking subsidiaries, are as follows:

	(Millions of yen)
	As of March 31, 2025	As of September 30, 2025
Money trusts	714,696	680,292

*12.	Liabilities for guarantees on corporate bonds included in “Securities,” which are issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)

(Millions of yen)
As of March 31, 2025	As of September 30, 2025
767,900	662,099

Notes to Interim Consolidated Statement of Income

*1.	Other Ordinary Income includes the following:

	(Millions of yen)
	For the six months ended September 30, 2024	For the six months ended September 30, 2025
Gains on Sales of Stocks	152,045	153,428
Provision of Allowance for Doubtful Accounts	13,923	49,472
Share of Profit of Entities Accounted for Using Equity Method	27,771	26,680

*2.	Operating Expenses includes the following:

	(Millions of yen)
	For the six months ended September 30, 2024	For the six months ended September 30, 2025
Personnel Expenses	419,962	466,899
Depreciation	93,560	105,310

*3.	Other Ordinary Expenses includes the following:

	(Millions of yen)
	For the six months ended September 30, 2024	For the six months ended September 30, 2025
Loan Write-off	7,952	14,221
Losses on Sales of Stocks	65,576	13,596

*4.	Extraordinary Gains includes the following:

	(Millions of yen)
	For the six months ended September 30, 2024	For the six months ended September 30, 2025
Gains on Cancellation of Employee Retirement Benefit Trust	3,788	38,566
Gains on Disposition of Fixed Assets	36,122	11,783
Accumulation (Amortization) of Unrecognized Prior Service Cost	9,015	—

“Accumulation (Amortization) of Unrecognized Prior Service Cost” resulted from prior service cost incurred in connection with the revision of the retirement benefit plan.

*5.	Extraordinary Losses is as follows:

	(Millions of yen)
	For the six months ended September 30, 2024	For the six months ended September 30, 2025
Losses on Disposition of Fixed Assets	3,883	4,146
Losses on Impairment of Fixed Assets	1,564	992

*6.

MHFG Group applies paragraph 7 of Accounting for and Disclosure of Current Taxes Related to the Global Minimum Tax Rules (ASBJ PITF No. 46, March 22, 2024) and does not record income taxes related to the global minimum tax rules in the consolidated financial statements for the first six months of the fiscal year under review.

Notes to Interim Consolidated Statement of Changes in Net Assets

For the six months ended September 30, 2024

1.	Types and number of issued shares and of treasury stock are as follows:

	(Thousands of shares)
	As of April 1, 2024	Increase during the period	Decrease during the period	As of September 30, 2024	Remarks
Issued Shares
Common Stock	2,539,249	—	—	2,539,249

Total	2,539,249	—	—	2,539,249

Treasury Stock
Common Stock	4,739	834	1,283	4,291	(Note	)

Total	4,739	834	1,283	4,291

(Note)	Increases are due to acquisition of treasury stock by BBT trust account (522 thousand shares) and repurchase of shares constituting less than one unit and other factors (312 thousand shares). Decreases are due to distribution and sale of treasury stock through BBT trust account (1,055 thousand shares), and repurchase of shares constituting less than one unit and other factors (228 thousand shares). The number of shares as of September 30, 2024 includes the number of treasury stock held by BBT trust account (2,377 thousand shares).

2.	Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights	Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)				Balance as of September 30, 2024 (Millions of yen)	Remarks
			As of April 1, 2024	Increase during the period	Decrease during the period	As of September 30, 2024
MHFG	Stock acquisition rights (Treasury stock acquisition rights)	—	— (—)	— (—)	— (—)	— (—)	— (—)
	Stock acquisition rights as stock option			—			5
Consolidated subsidiaries (Treasury stock acquisition rights)				—			— (—)

Total				—			5 (—)

3.	Cash dividends distributed by MHFG are as follows:

(1)	Cash dividends paid during the six months ended September 30, 2024

Resolution	Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
May 15, 2024 The Board of Directors	Common Stock	139,610	55.00	March 31, 2024	June 6, 2024

(Note)	Cash dividends based on the resolution of the Board of Directors held on May 15, 2024 include ¥160 million of cash dividends on treasury stock held by BBT trust account.

(2)	Cash dividends with record dates falling in the six months ended September 30, 2024 and effective dates coming after the end of the period

Resolution	Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
November 14, 2024 The Board of Directors	Common Stock	164,993	Retained Earnings	65.00	September 30, 2024	December 6, 2024

(Note)	Cash dividends based on the resolution of the Board of Directors held on November 14, 2024 include ¥154 million of cash dividends on treasury stock held by BBT trust account.

For the six months ended September 30, 2025

1.	Types and number of issued shares and of treasury stock are as follows:

	(Thousands of shares)
	As of April 1, 2025	Increase during the period	Decrease during the period	As of September 30, 2025	Remarks
Issued Shares
Common Stock	2,513,757	—	23,909	2,489,848	(Note 1)

Total	2,513,757	—	23,909	2,489,848

Treasury Stock
Common Stock	4,233	24,834	24,728	4,339	(Note 2)

Total	4,233	24,834	24,728	4,339

(Note 1)	Decrease is due to cancellation of treasury stock (23,909 thousand shares)

(Note 2)	Increases are due to repurchase of treasury stock (23,909 thousand shares), acquisition of treasury stock by BBT trust account (612 thousand shares) and repurchase of shares constituting less than one unit and other factors (312 thousand shares). Decreases are due to cancellation of treasury stock (23,909 thousand shares), distribution of treasury stock through BBT trust account (818 thousand shares) and other factors. The number of shares as of September 30, 2025 includes the number of treasury stock held by BBT trust account (2,171 thousand shares).

2.	Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights	Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)				Balance as of September 30, 2025 (Millions of yen)	Remarks
			As of April 1, 2025	Increase during the period	Decrease during the period	As of September 30, 2025
MHFG	Stock acquisition rights (Treasury stock acquisition rights)	—	— (—)	— (—)	— (—)	— (—)	— (—)
	Stock acquisition rights as stock option			—			5
Consolidated subsidiaries (Treasury stock acquisition rights)				—			— (—)

Total				—			5 (—)

3.	Cash dividends distributed by MHFG are as follows:

(1)	Cash dividends paid during the six months ended September 30, 2025

Resolution	Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
May 15, 2025 The Board of Directors	Common Stock	188,463	75.00	March 31, 2025	June 6, 2025

(Note)	Cash dividends based on the resolution of the Board of Directors held on May 15, 2025 include ¥178 million of cash dividends on treasury stock held by BBT trust account.

(2)	Cash dividends with record dates falling in the six months ended September 30, 2025 and effective dates coming after the end of the period

Resolution	Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
November 14, 2025 The Board of Directors	Common Stock	180,447	Retained Earnings	72.50	September 30, 2025	December 5, 2025

(Note)	Cash dividends based on the resolution of the Board of Directors held on November 14, 2025 include ¥157 million of cash dividends on treasury stock held by BBT trust account.

Notes to Interim Consolidated Statement of Cash Flows

*1.	Cash and Cash Equivalents at the end of the period on the Interim Consolidated Statement of Cash Flows reconciles to Cash and Due from Banks on the Interim Consolidated Balance Sheet as follows:

	(Millions of yen)
	For the six months ended September 30, 2024	For the six months ended September 30, 2025
Cash and Due from Banks	71,620,559	67,287,879
Due from Banks excluding central banks	(1,743,865)	(1,894,641)

Cash and Cash Equivalents	69,876,694	65,393,238

Lease Transactions

Operating Leases

The future lease payments subsequent to the end of the fiscal year for non-cancelable operating lease transactions are summarized as follows:

(1)	Lessees:

	(Millions of yen)
	As of March 31, 2025	As of September 30, 2025
Due in One Year or Less	45,819	45,613
Due after One Year	263,019	266,039

Total	308,838	311,653

(2)	Lessors:

	(Millions of yen)
	As of March 31, 2025	As of September 30, 2025
Due in One Year or Less	1,286	2,734
Due after One Year	2,629	851

Total	3,916	3,586

Financial Instruments

1.	Matters relating to fair value of financial instruments and breakdown of fair value by level

The following are the interim consolidated balance sheet amounts (the consolidated balance sheet amounts), fair values, differences between them and breakdown of fair values by level. Stocks and others without a quoted market price and Investments in Partnerships and others are excluded from the table below (see (Note 3)). In addition, notes concerning Cash and Due from Banks, Call Loans and Bills Bought, Receivables under Resale Agreements, Guarantee Deposits Paid under Securities Borrowing Transactions, Foreign Exchanges (assets / liabilities), Call Money and Bills Sold, Payables under Repurchase Agreements, Guarantee Deposits Received under Securities Lending Transactions, and Due to Trust Accounts are omitted since these instruments are mainly settled in the short term and the fair values approximate the book values.

Fair values of financial instruments are categorized into three levels as below on the basis of the observability and the materiality of the valuation inputs used in fair value measurements.

Fair values of Level 1: Fair values measured by quoted prices of the assets or liabilities being measured which are given in active markets among observable valuation inputs

Fair values of Level 2: Fair values measured by inputs other than inputs included within Level 1 among observable valuation inputs

Fair values of Level 3: Fair values measured by unobservable valuation inputs

When several inputs that have significant impact on fair value measurement are used and those inputs are categorized into different levels, the fair value is categorized into the lowest priority level for fair value measurement among the levels in which each of the inputs belongs.

(1)	Financial instruments recorded at fair value in the interim consolidated balance sheet (the consolidated balance sheet)

As of March 31, 2025

	(Millions of yen)
	Consolidated Balance Sheet Amount
Category	Level 1	Level 2	Level 3	Total
Monetary Claims Bought	—	67,413	6,313	73,726
Trading Assets
Trading Securities
Japanese Government Bonds	1,688,939	15,625	—	1,704,564
Japanese Local Government Bonds	—	96,252	—	96,252
Japanese Corporate Bonds	—	1,309,083	3,501	1,312,584
Stocks	838,801	—	—	838,801
Other	1,951,140	5,005,834	84,576	7,041,551
Money Held in Trust	—	596,740	5	596,746
Securities
Other Securities
Stocks	2,593,132	—	9,735	2,602,868
Japanese Government Bonds	7,945,985	424,454	—	8,370,439
Japanese Local Government Bonds	—	547,739	—	547,739
Japanese Corporate Bonds	—	2,218,922	113,730	2,332,653
Foreign Bonds	5,947,861	6,087,345	81,333	12,116,540
Other (*1)	518,428	1,513,388	18,213	2,050,030

Total Assets	21,484,289	17,882,801	317,410	39,684,501

Trading Liabilities
Securities Sold, Not yet Purchased	3,319,729	630,961	32	3,950,723
Bonds and Notes	—	1,044,115	808	1,044,924
Other Liabilities
Short Positions In Bonds	—	990,264	—	990,264

Total Liabilities	3,319,729	2,665,342	841	5,985,912

Derivative Transactions (*2,3)
Interest Rate and Bond-Related Transactions	7,199	16,291	18,917	42,408
Currency-Related Transactions	—	(301,328)	9,229	(292,098)
Stocks-Related Transactions	11,274	24,215	(52,004)	(16,513)
Commodity-Related Transactions	(3,091)	1,921	1,444	274
Credit Derivative Transactions	—	38,719	(517)	38,201

Total Derivative Transactions	15,382	(220,179)	(22,930)	(227,727)

(*1)

The investment trusts accounted for under Article 24-3 and 24-9 of “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021) are regarded to have fair value equal to their net asset value, and therefore are not included in the above table. The relevant investment trusts in Article 24-3 and 24-9 are ¥17,376 million and ¥62,671 million, respectively, in the consolidated balance sheet.

(*2)

Derivative Transactions recorded in Trading Assets, Trading Liabilities, Derivatives other than for Trading Assets, Derivatives other than for Trading Liabilities, and others are presented as a lump sum. Net claims and debts that arose from derivative transactions are presented on a net basis, and the item that is net debts in total is presented in brackets.

(*3)	Derivative Transactions applying for hedge accounting are ¥(722,361) million in the consolidated balance sheet. The deferred method is mainly applied.

As of September 30, 2025

	(Millions of yen)
	Interim Consolidated Balance Sheet Amount
Category	Level 1	Level 2	Level 3	Total
Monetary Claims Bought	—	46,403	5,764	52,168
Trading Assets
Trading Securities
Japanese Government Bonds	2,130,768	10,145	—	2,140,914
Japanese Local Government Bonds	—	146,681	—	146,681
Japanese Corporate Bonds	—	1,909,814	2,584	1,912,399
Stocks	1,055,234	—	—	1,055,234
Other	2,025,033	6,392,719	166,551	8,584,304
Money Held in Trust	—	722,431	5	722,437
Securities
Other Securities
Stocks	2,932,383	—	11,036	2,943,420
Japanese Government Bonds	10,524,654	467,845	—	10,992,499
Japanese Local Government Bonds	—	520,945	—	520,945
Japanese Corporate Bonds	—	1,973,412	103,205	2,076,617
Foreign Bonds	7,022,518	6,187,431	93	13,210,043
Other (*1)	535,730	1,771,644	16,540	2,323,915

Total Assets	26,226,323	20,149,475	305,784	46,681,584

Trading Liabilities
Securities Sold, Not yet Purchased	3,820,558	827,681	32	4,648,272
Bonds and Notes	—	1,028,952	806	1,029,758
Other Liabilities
Short Positions In Bonds	—	776,654	—	776,654

Total Liabilities	3,820,558	2,633,288	838	6,454,685

Derivative Transactions (*2,3)
Interest Rate and Bond-Related Transactions	(2,934)	35,905	16,039	49,010
Currency-Related Transactions	—	241,205	7,528	248,734
Stocks-Related Transactions	(97,295)	(103,085)	(130,180)	(330,561)
Commodity-Related Transactions	(5,586)	224	144	(5,217)
Credit Derivative Transactions	—	48,707	(4,020)	44,686

Total Derivative Transactions	(105,815)	222,957	(110,488)	6,652

(*1)

The investment trusts accounted for under Article 24-3 and 24-9 of “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021) are regarded to have fair value equal to their net asset value, and therefore are not included in the above table. The relevant investment trusts in Article 24-3 and 24-9 are ¥37,406 million and ¥62,387 million, respectively, in the interim consolidated balance sheet.

(*2)

Derivative Transactions recorded in Trading Assets, Trading Liabilities, Derivatives other than for Trading Assets, Derivatives other than for Trading Liabilities, and others are presented as a lump sum. Net claims and debts that arose from derivative transactions are presented on a net basis, and the item that is net debts in total is presented in brackets.

(*3)	Derivative Transactions applying for hedge accounting are ¥(636,954) million in the interim consolidated balance sheet. The deferred method is mainly applied.

(2)	Financial instruments other than financial instruments recorded at fair value in the interim consolidated balance sheet (the consolidated balance sheet)

As of March 31, 2025

	(Millions of yen)
	Fair Value				Consolidated Balance Sheet Amount	Difference
Category	Level 1	Level 2	Level 3	Total
Monetary Claims Bought	—	—	3,858,700	3,858,700	3,858,700	—
Money Held in Trust	—	—	30,742	30,742	30,742	—
Securities
Bonds Held to Maturity
Japanese Government Bonds	399,879	—	—	399,879	419,479	(19,600)
Foreign Bonds	—	3,627,502	—	3,627,502	3,763,649	(136,147)
Loans and Bills Discounted					94,108,757
Allowances for Loan Losses (*)					(663,089)
	—	89,836	94,456,858	94,546,695	93,445,668	1,101,027

Total Assets	399,879	3,717,338	98,346,301	102,463,519	101,518,240	945,278

Deposits	—	158,642,902	—	158,642,902	158,746,762	(103,859)
Negotiable Certificates of Deposit	—	14,397,810	—	14,397,810	14,398,784	(973)
Borrowed Money	—	3,869,770	113,650	3,983,421	4,008,514	(25,093)
Bonds and Notes	—	10,709,114	872,430	11,581,544	11,832,870	(251,325)

Total Liabilities	—	187,619,598	986,080	188,605,679	188,986,931	(381,252)

(*)

General and Specific Allowances for Loan Losses relevant to Loans and Bills Discounted are excluded. Items other than Loans and Bills Discounted are recorded at the consolidated balance sheet amounts due to immateriality of their reserves.

As of September 30, 2025

	(Millions of yen)
	Fair Value				Interim Consolidated Balance Sheet Amount	Difference
Category	Level 1	Level 2	Level 3	Total
Monetary Claims Bought	—	—	4,428,407	4,428,407	4,428,407	—
Money Held in Trust	—	—	28,320	28,320	28,320	—
Securities
Bonds Held to Maturity
Japanese Government Bonds	399,222	—	—	399,222	419,523	(20,301)
Foreign Bonds	—	3,643,313	—	3,643,313	3,748,646	(105,332)
Loans and Bills Discounted					94,264,066
Allowances for Loan Losses (*)					(406,399)
	—	51,494	94,699,371	94,750,865	93,857,667	893,197

Total Assets	399,222	3,694,807	99,156,099	103,250,128	102,482,565	767,563

Deposits	—	160,254,513	—	160,254,513	160,362,897	(108,383)
Negotiable Certificates of Deposit	—	13,766,970	—	13,766,970	13,767,971	(1,000)
Borrowed Money	—	4,487,850	108,094	4,595,945	4,621,890	(25,944)
Bonds and Notes	—	11,930,005	985,768	12,915,773	13,060,539	(144,765)

Total Liabilities	—	190,439,340	1,093,863	191,533,204	191,813,299	(280,094)

(*)

General and Specific Allowances for Loan Losses relevant to Loans and Bills Discounted are excluded. Items other than Loans and Bills Discounted are recorded at the interim consolidated balance sheet amounts due to immateriality of their reserves.

(Note 1)	Explanation of valuation techniques and valuation inputs used in fair value measurements

Assets

Monetary Claims Bought

Fair values of securitized products of Monetary Claims Bought are based on the values deemed as market prices obtained by the model such as those obtained from brokers and financial information vendors and are categorized as Level 3 when significant unobservable valuation inputs are used for the obtained price and as Level 2 when other inputs are used.

With respect to Monetary Claims Bought other than those described above, when the present values of the expected future cash flows are considered to be fair values, those Monetary Claims Bought are mainly categorized as Level 3 since the discount rate and other significant valuation inputs are unobservable. When those are short term in nature and the book values are considered to be fair values, those Monetary Claims Bought are categorized as Level 3.

Trading Assets

Fair values of Trading Assets for which unadjusted quoted market prices in active markets are available are categorized as Level 1, which includes mainly government bonds.

In the case the market is inactive even if the quoted market price is available, those Trading Assets are categorized as Level 2, which includes mainly local government bonds and corporate bonds.

When fair values are measured at the discounted cash flow method and others using significant unobservable inputs, those Trading Assets are categorized as Level 3.

Money Held in Trust

With respect to securities managed as trust assets in a directed money trust for separate investment with the management of securities as its primary purpose, fair values of stocks are measured at the price in stock exchanges and bonds are measured at market price or valuation price obtained from brokers or financial information vendors and are categorized as Level 2 or Level 3 based on the level of components.

The notes to Money Held in Trust based on holding purpose are stated in (Money Held in Trust.)

Securities

Fair values of Securities for which unadjusted quoted market prices in active markets are available are categorized as Level 1 which includes mainly stocks and government bonds. In the case the market is inactive even if the quoted market price is available, those Securities are categorized as Level 2, which includes mainly local government bonds and corporate bonds.

Fair values of investment trusts are measured at the market price or the disclosed net asset value and others. Those for which unadjusted quoted market prices in active markets are available are categorized as Level 1 and that are not available as Level 2. Additionally the investment trusts for which there are no transaction prices in markets with no significant limitations from market participants to demand compensation for the risk are valued using net asset value and are categorized as Level 2.

Fair values of private placement bonds are measured by discounting the total amount of principal and interest and others at interest rates based on the discount rate reflecting expected loss and various risk factors to market yield by categories based on the internal ratings and terms and are categorized as Level 3 when the impact from unobservable valuation inputs is significant and as Level 2 when it is not significant.

Fair values of securitized products are based on valuations obtained from brokers and others, and on model-based prices based on the reasonable estimates of our management. These are categorized as Level 3 when significant unobservable valuation inputs are used and as Level 2 when other inputs are used. In deriving model-based prices based on the reasonable estimates of our management mentioned above, we used the discounted cash flow method. The price decision variables include default rates, recovery rates, prepayment rates, and discount rates.

The notes to Securities based on holding purpose are stated in (Securities).

Loans and Bills Discounted

Fair values of Loans and Bills Discounted are mainly measured by discounting the total amount of principal and interest and others at interest rates based on the discount rate reflecting expected loss and various risk factors by categories according to the types, internal ratings and terms of the Loans and Bills Discounted and are categorized as Level 3 since the discount rate is unobservable.

In addition, fair values of claims against bankrupt obligors, substantially bankrupt obligors, and intensive control obligors whose bad debts are mainly measured at the present value of the expected future cash flows or the estimated amounts calculated based on the recoverability from collateral and guarantees approximate the amount of claims and others minus the amount of Allowances for Loan Losses in the consolidated balance sheet as of the consolidated balance sheet date and those amounts are considered to be fair values which are categorized as Level 3.

Among the Loans and Bills Discounted, for those without a fixed maturity due to loan characteristics such as limiting loans to within the value of pledged assets, book values are considered to be fair values since fair values are expected to approximate book values based on the estimated loan periods, interest rates and other conditions. Fair values of those Loans and Bills Discounted are categorized as Level 3.

Liabilities

Deposits and Negotiable Certificates of Deposit

For demand deposits, the payment amounts required on the consolidated balance sheet date (i.e., book values) are considered to be fair values.

In addition, fair values of time deposits and Negotiable Certificates of Deposits are calculated by classifying them based on their terms and by discounting the future cash flows. The discount rates used in such calculations are the market interest rates. Since fair values of those whose deposit terms are short (i.e., within six months) approximate book values, the book values are considered to be fair values and those fair values are categorized as Level 2.

Trading Liabilities and Other Liabilities

Fair values of Trading Liabilities and short positions in bonds included in Other Liabilities for which unadjusted quoted market prices in active markets are available are categorized as Level 1, which includes mainly listed stocks and government bonds.

In the case the market is inactive even if the quoted market price is available, those Trading Liabilities are categorized as Level 2, which includes mainly corporate bonds.

When significant unobservable inputs are used, those Trading Liabilities are categorized as Level 3.

Borrowed Money

Fair values of Borrowed Money are measured mainly by discounting the total amount of the principal and interest of such Borrowed Money classified by period lengths at the interest rates considered to be applicable to similar loans and are categorized as Level 3 when the impact from unobservable valuation inputs is significant and as Level 2 when it is not significant.

Bonds and Notes

With respect to Bonds and Notes issued by MHFG and its consolidated subsidiaries, fair values of Bonds and Notes with market prices are measured at the market prices and fair values of those without market prices are calculated by discounting the total amount of the principal and interest at the interest rates considered to be applicable to similar Bonds and Notes. Bonds and notes with market prices are categorized as Level 2. Those without market prices are categorized as Level 3 when the impact from unobservable valuation inputs is significant and as Level 2 when it is not significant.

Certain foreign subsidiaries have adopted the fair value option to Bonds and Notes issued by themselves, and the fair value is calculated based on the valuation model. When unobservable inputs are not used or the impact of unobservable inputs is not material, those Bonds and Notes are categorized as Level 2. When significant unobservable inputs are used, those Bonds and Notes are categorized as Level 3.

Derivative Transactions

Derivative transactions that can be measured at unadjusted quoted prices in active markets are categorized as Level 1, which includes such transactions as bond futures and interest rate futures.

However, since most derivative transactions are over-the-counter transactions and there are no quoted market prices, market values are measured using valuation techniques such as the discounted cash flow method and the Black-Scholes model, depending on the type of transaction and the maturity period. The main inputs which are used in those valuation techniques are interest rate, currency rate, volatility and others. In addition, price adjustments based on credit risk of counterparty and credit risk of consolidated subsidiaries themselves and price adjustments for unsecured funding are made. When unobservable inputs are not used or impact of unobservable inputs are not material, those derivative transactions are categorized as Level 2, which includes such transactions as plain vanilla interest rate swaps and foreign exchange forwards. When significant unobservable inputs are used, those derivative transactions are categorized as Level 3, which includes transactions such as commodity related transactions.

(Note 2)	Information relating to fair values of Level 3 among the financial instruments are recorded at fair value in the interim consolidated balance sheet (the consolidated balance sheet),

(1)	Quantitative information of significant unobservable valuation inputs

As of March 31, 2025

Category	Principal valuation technique	Significant unobservable valuation input	Range of valuation input	Weighted average
Monetary Claims Bought
Securitized products	Discounted cash flow method	Prepayment rate	0.3% — 5.7%	3.6%
		Discount rate	0.3% — 0.5%	0.3%
Trading Assets
Trading Securities	Discounted cash flow method	Discount rate	0.4%	0.4%
Securities
Japanese Corporate Bonds
Private placement bonds	Discounted cash flow method	Discount rate	0.4% — 5.6%	1.9%
Foreign Bonds
Securitized products	Discounted cash flow method	Prepayment rate	2.9%	2.9%
		Default rate	0.2%	0.2%
		Recovery rate	36.5%	36.5%
		Discount rate	0.5%	0.5%
Derivative Transactions
Interest Rate and Bond-Related Transactions	Option valuation model	IR — IR correlation	23.1% — 100.0%	—
Currency-Related Transactions	Option valuation model	FX — IR correlation	5.4% — 72.5%	—
Stocks-Related Transactions	Option valuation model	Equity — IR correlation	25.0%	—
		Equity — FX correlation	(5.3)% — 93.2%	—
		Equity correlation	39.9% — 100.0%	—
		Equity volatility	10.3% — 175.2%	—
Commodity-Related Transactions	Option valuation model	Commodity volatility	17.1% — 27.7%	—
Credit Derivative Transactions	Discounted cash flow method	Default rate	0.0% — 6.8%	—
		Credit correlation	22.8% — 100.0%	—

As of September 30, 2025

Category	Principal valuation technique	Significant unobservable valuation input	Range of valuation input	Weighted average
Monetary Claims Bought
Securitized products	Discounted cash flow method	Prepayment rate	0.3% — 6.3%	3.5%
		Discount rate	0.3% — 0.7%	0.4%
Trading Assets
Trading Securities	Discounted cash flow method	Discount rate	0.5%	0.5%
Securities
Japanese Corporate Bonds
Private placement bonds	Discounted cash flow method	Discount rate	0.4% — 5.6%	1.9%
Foreign Bonds
Securitized products	Discounted cash flow method	Prepayment rate	—	—
		Default rate	—	—
		Recovery rate	—	—
		Discount rate	—	—
Derivative Transactions
Interest Rate and Bond-Related Transactions	Option valuation model	IR — IR correlation	23.1%—100.0%	—
Currency-Related Transactions	Option valuation model	FX — IR correlation	(6.2)% — 72.5%	—
Stocks-Related Transactions	Option valuation model	Equity — IR correlation	25.0%	—
		Equity — FX correlation	(5.3)% — 92.4%	—
		Equity correlation	43.8% — 100.0%	—
		Equity volatility	10.1% — 108.0%	—
Commodity-Related Transactions	Option valuation model	Commodity volatility	0.0% — 32.2%	—
Credit Derivative Transactions	Discounted cash flow method	Default rate	0.0% — 7.6%	—
		Credit correlation	24.8% — 100.0%	—

(2)	Adjustment sheet from beginning balance to ending balance as of interim period (ending balance as of period) and unrealized gains (losses) recognized as gains (losses) for the period

As of March 31, 2025

	(Millions of yen)
	Beginning balance	Gains (losses) for the period/other comprehensive income		Net amount of purchase, sale, issue, and settlement	Transfer to fair values of Level 3 (*3)	Transfer from fair values of Level 3 (*4)	Ending balance as of period	Unrealized gains (losses) on financial assets and liabilities held as of the consolidated balance sheet date among the amount recorded to gains (losses) for the period (*1)
		Recorded to gains (losses) for the period (*1)	Recorded to other comprehensive income (*2)
Monetary Claims Bought	7,638	(1)	(62)	(1,260)	—	—	6,313	—
Trading Assets
Trading Securities
Japanese Corporate Bonds	5,000	(18)	—	(1,480)	—	—	3,501	(18)
Stocks	48	(44)	—	(3)	—	—	—	—
Other	121,147	3,322	—	(39,995)	102	—	84,576	2,807
Money Held in Trust	5	(0)	—	0	—	—	5	—
Securities
Other Securities
Stocks	10,102	81	496	(944)	—	—	9,735	—
Japanese Corporate Bonds	156,107	578	449	(32,986)	36,696	(47,115)	113,730	—
Foreign Bonds	95,914	(640)	(148)	(3,963)	—	(9,828)	81,333	—
Other	17,864	(1,230)	1,928	(349)	—	—	18,213	(559)
Trading Liabilities
Securities Sold, Not yet Purchased	36	(3)	—	—	—	—	32	(4)
Bonds and Notes	818	(10)	—	—	—	—	808	(21)
Derivative Transactions
Interest Rate and Bond-Related Transactions	30,375	(14,458)	—	2,999	—	—	18,917	(14,748)
Currency-Related Transactions	(6,357)	11,038	—	4,401	—	146	9,229	12,252
Stocks-Related Transactions	(6,373)	(57,983)	—	12,352	—	—	(52,004)	(44,671)
Commodity-Related Transactions	(339)	1,750	—	34	—	—	1,444	1,862
Credit Derivative Transactions	(4,655)	709	—	3,441	(13)	—	(517)	204

(*1)	Those amounts are mainly included in Trading Income, Trading Expenses, Other Operating Income and Other Operating Expenses in the consolidated statement of income.
(*2)	Those amounts are included in Net Unrealized Gains (Losses) on Other Securities of Other Comprehensive Income in the consolidated statement of comprehensive income.
(*3)

Those are the transfers from Level 2 to Level 3, due to changes in observability of valuation inputs which are used in fair value measurements based on market liquidity. The transfer was made at the beginning of the accounting period.

(*4)

Those are the transfers from Level 3 to Level 2, mainly due to the fact that the discount rate which is used in fair value measurement of the private placement bonds was determined to be immaterial by quantitative sensitivity analysis and the fact that the inputs which are used in fair value measurement of derivatives were determined to be immaterial by quantitative sensitivity analysis. The transfer was made at the beginning of the accounting period.

As of September 30, 2025

	(Millions of yen)
	Beginning balance	Gains (losses) for the period/other comprehensive income		Net amount of purchase, sale, issue, and settlement	Transfer to fair values of Level 3 (*3)	Transfer from fair values of Level 3 (*4)	Ending balance as of interim period	Unrealized gains (losses) on financial assets and liabilities held as of the interim consolidated balance sheet date among the amount recorded to gains (losses) for the period (*1)
		Recorded to gains (losses) for the period (*1)	Recorded to other comprehensive income (*2)
Monetary Claims Bought	6,313	(0)	(23)	(524)	—	—	5,764	—
Trading Assets
Trading Securities
Japanese Corporate Bonds	3,501	6	—	(922)	—	—	2,584	6
Stocks	—	—	—	—	—	—	—	—
Other	84,576	62,857	—	(15,618)	35,714	(977)	166,551	51,795
Money Held in Trust	5	(0)	—	0	—	—	5	—
Securities
Other Securities
Stocks	9,735	41	59	1,200	—	—	11,036	—
Japanese Corporate Bonds	113,730	477	765	(8,435)	13,778	(17,111)	103,205	—
Foreign Bonds	81,333	6,087	(243)	(87,183)	100	—	93	—
Other	18,213	(260)	(1,502)	90	—	—	16,540	(11)
Trading Liabilities
Securities Sold, Not yet Purchased	32	(0)	—	—	—	—	32	(1)
Bonds and Notes	808	(2)	—	—	—	—	806	(27)
Derivative Transactions
Interest Rate and Bond-Related Transactions	18,917	(5,466)	—	2,588	—	1	16,039	(10,225)
Currency-Related Transactions	9,229	(3,441)	—	1,740	—	—	7,528	(2,097)
Stocks-Related Transactions	(52,004)	(89,214)	—	11,038	—	—	(130,180)	(50,079)
Commodity-Related Transactions	1,444	(967)	—	(333)	—	—	144	(1,000)
Credit Derivative Transactions	(517)	(5,492)	—	2,005	2	(17)	(4,020)	(1,877)

(*1)	Those amounts are mainly included in Trading Income, Trading Expenses, Other Operating Income and Other Operating Expenses in the interim consolidated statement of income.
(*2)	Those amounts are included in Net Unrealized Gains (Losses) on Other Securities of Other Comprehensive Income in the interim consolidated statement of comprehensive income.
(*3)

Those are the transfers from Level 2 to Level 3, due to changes in observability of valuation inputs which are used in fair value measurements based on market liquidity. The transfer was made on the beginning of the accounting period.

(*4)

Those are the transfers from Level 3 to Level 2, mainly due to the fact that the discount rate which is used in fair value measurement of the private placement bonds was determined to be immaterial by quantitative sensitivity analysis. The transfer was made at the beginning of the accounting period.

(3)	Explanation of the process of fair value measurement

In MHFG, middle-offices and back-offices have established policies and procedures related to the measurement of fair values and procedures related to usage of the valuation model. For the fair values and the level categories, the validity of the valuation techniques and valuation inputs used in fair value measurement are verified.

In fair value measurement, valuation models in which the nature, characteristics and risks of individual assets are most appropriately reflected are used. In addition, when quoted prices obtained from third parties are used, the validity of the prices is verified by appropriate methods such as confirmation of valuation techniques and used valuation inputs and comparison with the fair values of similar financial instruments.

(4)	Explanation of the impact on fair values in the case where significant unobservable inputs are varied

Prepayment rate

The prepayment rate is the estimated rate at which voluntary unscheduled repayments of the principal of the underlying assets are expected to occur. The movement of the prepayment rate is generally negatively correlated with borrower delinquency. A significant change in the prepayment rate would generally significantly impact the valuation of the fair values of financial instruments either positively or negatively, depending on the structure of financial instruments.

Default rate

The default rate is an estimate of the likelihood of not collecting contractual payments. A significant increase (decrease) in the default rate would generally be accompanied by a decrease (increase) in the recovery rate and an increase (decrease) in the discount rate. It would also generally significantly impact the valuation of the fair values of financial instruments negatively (positively).

Recovery rate

The recovery rate is an estimate of the percentage of contractual payments that would be collected in the event of a default. A significant increase (decrease) in recovery rate would generally be accompanied by a decrease (increase) in the default rate. It would also generally significantly impact the valuation of the fair values of financial instruments positively (negatively).

Discount rate

The discount rate is an adjustment rate to a benchmark market interest rate such as TIBOR or swap rates. It primarily consists of a risk premium component which is the amount of compensation that market participants require due to the uncertainty inherent in the financial instruments’ cash flows resulting from credit risk. A significant increase (decrease) in discount rate would generally significantly impact the valuation of the fair values of financial instruments negatively (positively).

Correlation

Correlation is the likelihood of the movement of one input relative to another based on an established relationship. A significant change in correlation would significantly impact the valuation of derivatives either positively or negatively, depending on the nature of the underlying assets.

Volatility

Volatility is a measure of the expected change in variables over a fixed period of time. Some financial instruments benefit from an increase in volatility and others benefit from a decrease in volatility. Generally, a significant increase (decrease) in volatility would result in a significant increase (decrease) in option values and, for a long position in an option, it would result in a significant increase (decrease) in the fair values of financial instruments.

(Note 3)

The following are the interim consolidated balance sheet amounts (the consolidated balance sheet amounts) of Stocks and others without a quoted market price, and Investments in Partnerships and others. These amounts are not included in Money Held in Trust and Other Securities in the tables disclosed in the Matters relating to fair value of financial instruments and breakdown of fair value by level.

(Millions of yen)
Category	As of March 31, 2025	As of September 30, 2025
Stocks and others without a quoted market price (*1)	729,826	712,415
Investments in Partnerships and others (*2)	659,237	711,640

(*1)

Stocks and others without a quoted market price include unlisted stocks and others and in accordance with Article 5 of “Implementation Guidance on Disclosures about Fair Value of Financial Instruments” (ASBJ Guidance No.19, March 31, 2020), these items are not subject to disclosure of the fair value.

(*2)

Investments in Partnerships and others are mainly silent partnership, investment partnership, and money held in trust with the investment in a silent partnership as the component of the trust property. In accordance with Article 24-16 of “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021), these items are not subject to disclosure of the fair value.

(3)

During the fiscal year ended March 31, 2025, the amounts of impairment (devaluation) was ¥12,407 million on a consolidated basis. During the six months ended September 30, 2025, the amount of impairment (devaluation) was ¥5,170 million on a consolidated basis.

Securities

In addition to “Securities” on the interim consolidated balance sheet (the consolidated balance sheet), Negotiable Certificates of Deposit in “Cash and Due from Banks,” certain items in “Monetary Claims Bought” and certain items in “Other Assets” are also included.

1.	Bonds Held to Maturity

As of March 31, 2025

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	—	—	—
	Foreign Bonds	2,296,093	2,319,390	23,297

	Sub-total	2,296,093	2,319,390	23,297

Bonds Whose Fair Values Do Not Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	419,479	399,879	(19,600)
	Foreign Bonds	1,467,556	1,308,111	(159,445)

	Sub-total	1,887,036	1,707,990	(179,045)

Total		4,183,129	4,027,381	(155,748)

As of September 30, 2025
(Millions of yen)
	Type	Interim Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Interim Consolidated Balance Sheet Amount	Japanese Government Bonds	—	—	—
	Foreign Bonds	2,595,617	2,631,369	35,751

	Sub-total	2,595,617	2,631,369	35,751

Bonds Whose Fair Values Do Not Exceed the Interim Consolidated Balance Sheet Amount	Japanese Government Bonds	419,523	399,222	(20,301)
	Foreign Bonds	1,153,028	1,011,944	(141,084)

	Sub-total	1,572,552	1,411,166	(161,386)

Total		4,168,170	4,042,535	(125,634)

2.	Other Securities

As of March 31, 2025

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Stocks	2,560,201	768,268	1,791,933
	Bonds	1,314,303	1,307,054	7,249
	Japanese Government Bonds	505,497	505,433	64
	Japanese Local Government Bonds	211	206	4
	Japanese Corporate Bonds	808,594	801,415	7,179
	Other	5,609,855	5,557,141	52,713
	Foreign Bonds	4,882,127	4,863,759	18,368
	Monetary Claims Bought	236	235	1
	Other	727,490	693,147	34,343

	Sub-total	9,484,360	7,632,464	1,851,895

Other Securities Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost	Stocks	42,666	49,147	(6,480)
	Bonds	9,936,528	10,023,432	(86,903)
	Japanese Government Bonds	7,864,942	7,883,671	(18,728)
	Japanese Local Government Bonds	547,527	570,904	(23,376)
	Japanese Corporate Bonds	1,524,058	1,568,857	(44,798)
	Other	8,851,886	9,365,998	(514,112)
	Foreign Bonds	7,234,412	7,637,703	(403,290)
	Monetary Claims Bought	23,128	24,025	(896)
	Other	1,594,344	1,704,269	(109,924)

	Sub-total	18,831,082	19,438,578	(607,496)

Total		28,315,442	27,071,042	1,244,399

(Note)	Unrealized Gains (Losses) includes ¥34,048 million which was recognized in the statement of income by applying the fair-value hedge method and others.

As of September 30, 2025

(Millions of yen)
	Type	Interim Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Stocks	2,914,314	758,134	2,156,179
	Bonds	2,282,816	2,275,414	7,401
	Japanese Government Bonds	1,480,038	1,479,504	533
	Japanese Local Government Bonds	179	177	2
	Japanese Corporate Bonds	802,598	795,732	6,865
	Other	6,562,862	6,471,978	90,884
	Foreign Bonds	4,794,011	4,766,135	27,875
	Monetary Claims Bought	192	192	0
	Other	1,768,658	1,705,650	63,008

	Sub-total	11,759,992	9,505,527	2,254,464

Other Securities Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost	Stocks	29,106	32,226	(3,120)
	Bonds	11,307,247	11,424,952	(117,705)
	Japanese Government Bonds	9,512,461	9,559,353	(46,891)
	Japanese Local Government Bonds	520,766	544,118	(23,352)
	Japanese Corporate Bonds	1,274,019	1,321,480	(47,461)
	Other	9,297,982	9,709,337	(411,354)
	Foreign Bonds	8,416,032	8,762,060	(346,028)
	Monetary Claims Bought	8,563	8,685	(122)
	Other	873,387	938,590	(65,203)

	Sub-total	20,634,336	21,166,516	(532,180)

Total		32,394,328	30,672,044	1,722,284

(Note)	Unrealized Gains (Losses) includes ¥33,587 million which was recognized in the statement of income by applying the fair-value hedge method and others.

3.	Impairment (“Devaluation”) of Securities

Certain Securities other than Trading Securities (excluding Stocks and others without a quoted market price and Investments in Partnerships and others) are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as a loss for the six months ended September 30, 2025 (the fiscal year ended March 31, 2026). If the fair value has significantly deteriorated compared with the acquisition cost (including amortized cost), the difference is treated as impairment (devaluation) unless it is deemed that there is a possibility of a recovery in the fair value.

The amount of impairment (devaluation) for the fiscal year ended March 31, 2025 was ¥3,984 million.

The amount of impairment (devaluation) for the six months ended September 30, 2025 was ¥363 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

•	Securities whose fair value is 50% or less of the acquisition cost

•	Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower

Money Held in Trust

1.	Money Held in Trust Held to Maturity

There was no Money Held in Trust held to maturity.

2.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

As of March 31, 2025

	(Millions of yen)
	Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Other in Money Held in Trust	34,778	34,778	—	—	—

(Note)

“Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

As of September 30, 2025

	(Millions of yen)
	Interim Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Other in Money Held in Trust	32,212	32,212	—	—	—

(Note)

“Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

Unrealized Gains (Losses) on Other Securities

Details of Unrealized Gains (Losses) on Other Securities on the interim consolidated balance sheet (consolidated balance sheet) are as follows:

As of March 31, 2025

(Millions of yen)
Amount
Difference between Acquisition Cost and Fair Value	1,225,818
Other Securities	1,225,818
(–) Deferred Tax Liabilities	342,749
Difference between Acquisition Cost and Fair Value, net of Taxes (Before adjusting for amount corresponding to Non-controlling Interests)	883,069
(–) Amount Corresponding to Non-controlling Interests	17,902
(+) Amount Corresponding to Net Unrealized Gains (Losses) on Other Securities Owned by Affiliated Companies, which is attributable to MHFG	2,531

Net Unrealized Gains (Losses) on Other Securities	867,697

(Notes)	1.	The difference between acquisition cost and fair value excludes ¥34,048 million in gains which were recognized in the statement of income for the fiscal year ended March 31, 2025 by applying the fair-value hedge method and others.
	2.	“Other Securities” includes translation differences regarding Stocks and others without a quoted market price and Investments in Partnerships and others.

As of September 30, 2025

(Millions of yen)
Amount
Difference between Acquisition Cost and Fair Value	1,709,018
Other Securities	1,709,018
(–) Deferred Tax Liabilities	493,646
Difference between Acquisition Cost and Fair Value, net of Taxes (Before adjusting for amount corresponding to Non-controlling Interests)	1,215,372
(–) Amount Corresponding to Non-controlling Interests	17,821
(+) Amount Corresponding to Net Unrealized Gains (Losses) on Other Securities Owned by Affiliated Companies, which is attributable to MHFG	2,926

Net Unrealized Gains (Losses) on Other Securities	1,200,477

(Notes)	1.	The difference between acquisition cost and fair value excludes ¥33,587 million in gains which were recognized in the statement of income for six months ended September 30, 2025 by applying the fair-value hedge method and others.
	2.	“Other Securities” includes translation differences regarding Stocks and others without a quoted market price and Investments in Partnerships and others.

Derivatives Information

Derivative Transactions not Qualifying for Hedge Accounting

With regard to derivative transactions not qualifying for hedge accounting, contract value or contractual principal equivalents, fair values and unrealized gains (losses) by type of transaction as of the interim consolidated balance sheet date (consolidated balance sheet date) are as follows. Contract value amounts do not indicate the market risk related to derivative transactions.

(1)	Interest Rate and Bond-Related Transactions

As of March 31, 2025

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Interest Rate Futures
	Sold	9,165,882	3,966,336	(3,091)	(3,091)
	Bought	7,686,048	2,074,518	(677)	(677)
	Interest Rate Options
	Sold	3,955,769	35,980	(5,509)	1,835
	Bought	3,400,437	—	4,226	(1,456)
	Bond Futures
	Sold	683,901	—	(1,898)	(1,898)
	Bought	575,165	—	2,071	2,071
	Bond Futures Options
	Sold	16,752	—	(38)	11
	Bought	18,347	—	53	(8)
Over-the-Counter	FRAs
	Sold	55,915,730	1,679,562	(60,521)	(60,521)
	Bought	51,351,854	803,798	52,484	52,484
	Interest Rate Swaps
	Receive Fixed / Pay Float	1,090,113,675	724,769,481	(9,354,690)	(9,354,690)
	Receive Float / Pay Fixed	1,102,084,667	736,071,138	9,465,316	9,465,316
	Receive Float / Pay Float	235,439,498	107,220,077	95,768	95,768
	Receive Fixed / Pay Fixed	583,979	489,379	10,887	10,887
	Interest Rate Options
	Sold	48,473,250	22,810,228	(92,734)	(92,734)
	Bought	48,423,963	22,968,664	151,982	151,982
	Bond Options
	Sold	595,312	—	(980)	321
	Bought	595,312	—	1,675	435
	Bond Other
	Sold	63,694	5,592	250	250
	Bought	2,398	—	4	4
Inter-Company or Internal Transactions	Interest Rate Swaps
	Receive Fixed / Pay Float	8,662,193	8,045,587	1,923	1,923
	Receive Float / Pay Fixed	15,823,312	10,785,656	174,102	174,102

Total		—	—	440,604	442,316

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of September 30, 2025

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Interest Rate Futures
	Sold	13,146,738	4,299,012	(7,403)	(7,403)
	Bought	11,462,214	2,707,439	4,984	4,984
	Interest Rate Options
	Sold	6,321,646	35,826	(6,723)	2,008
	Bought	5,895,923	35,733	6,567	(2,495)
	Bond Futures
	Sold	1,430,596	—	(1,540)	(1,540)
	Bought	721,713	—	(132)	(132)
	Bond Futures Options
	Sold	2,546	—	(0)	(0)
	Bought	167,033	—	71	70
Over-the-Counter	FRAs
	Sold	56,454,198	1,523,046	22,715	22,715
	Bought	52,781,579	1,257,115	(29,187)	(29,187)
	Interest Rate Swaps
	Receive Fixed / Pay Float	1,135,951,238	761,257,964	(9,551,141)	(9,551,141)
	Receive Float / Pay Fixed	1,126,557,496	756,530,381	9,750,062	9,750,062
	Receive Float / Pay Float	280,622,239	86,945,669	105,475	105,475
	Receive Fixed / Pay Fixed	538,437	474,745	7,411	7,411
	Interest Rate Options
	Sold	50,931,482	22,116,075	(55,982)	(55,982)
	Bought	48,532,381	20,860,228	120,843	120,843
	Bond Options
	Sold	617,806	—	(1,726)	271
	Bought	622,534	—	1,745	(271)
	Bond Other
	Sold	93,829	101	4,878	4,878
	Bought	8,513	—	23	23
Inter-Company or Internal Transactions	Interest Rate Swaps
	Receive Fixed / Pay Float	8,438,704	7,080,915	9,364	9,364
	Receive Float / Pay Fixed	17,296,430	9,725,063	119,628	119,628

Total		—	—	499,933	499,581

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.

(2)	Currency-Related Transactions

As of March 31, 2025

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	103,347	16,459	—	—
	Bought	388,377	90,130	—	—
Over-the-Counter	Swaps	132,862,750	98,913,939	(43,000)	108,421
	Forwards
	Sold	111,143,064	6,501,605	(494,150)	(494,150)
	Bought	52,954,772	3,253,072	311,294	311,294
	Options
	Sold	7,145,222	3,762,348	(219,028)	(135,568)
	Bought	6,718,360	3,359,188	83,223	(3,524)
Inter-Company or Internal Transactions	Swaps	3,321,709	1,573,297	397,896	18,960
	Forwards
	Bought	52,386	—	338	338

Total		—	—	36,572	(194,227)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of September 30, 2025

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	61,825	3,112	—	—
	Bought	306,396	93,602	—	—
Over-the-Counter	Swaps	152,616,623	112,003,905	459,160	423,722
	Forwards
	Sold	118,985,972	7,272,933	(627,587)	(627,587)
	Bought	57,246,629	3,446,322	454,380	454,380
	Options
	Sold	7,369,202	3,861,906	(213,611)	(131,291)
	Bought	6,984,850	3,628,753	64,252	(22,973)
Inter-Company or Internal Transactions	Swaps	3,821,073	2,503,789	297,876	15,384
	Forwards
	Bought	53,678	—	344	344

Total		—	—	434,815	111,980

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.

(3)	Stock-Related Transactions

As of March 31, 2025

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Index Futures
	Sold	1,519,827	2,611	36,472	36,472
	Bought	150,225	26,383	(9,547)	(9,547)
	Index Futures Options
	Sold	2,016,689	343,886	(148,458)	(85,713)
	Bought	1,799,508	289,874	92,332	36,491
Over-the-Counter	Equity Linked Swaps	1,164,932	350,778	337	337
	Options
	Sold	3,778,925	1,448,239	(326,981)	(326,981)
	Bought	3,513,302	1,624,731	251,306	251,306
	Other
	Sold	45,119	42,179	1,583	1,583
	Bought	449,375	213,601	81,934	81,934

Total		—	—	(21,019)	(14,116)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of September 30, 2025

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Index Futures
	Sold	1,879,547	6,214	(16,753)	(16,753)
	Bought	600,017	11,879	4,088	4,088
	Index Futures Options
	Sold	2,671,509	371,082	(222,428)	(163,525)
	Bought	2,326,657	289,830	137,736	89,964
Over-the-Counter	Equity Linked Swaps	1,530,241	471,414	(19,378)	(19,378)
	Options
	Sold	3,666,519	1,614,375	(1,023,458)	(1,023,458)
	Bought	3,684,614	1,925,285	793,352	793,352
	Other
	Sold	42,656	39,299	519	519
	Bought	767,135	284,358	15,709	15,709

Total		—	—	(330,610)	(319,479)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.

(4)	Commodity-Related Transactions

As of March 31, 2025

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	131,859	29,683	3,852	3,852
	Bought	215,262	71,987	(6,943)	(6,943)
	Options
	Sold	157	—	(11)	1
	Bought	235	—	10	(0)
Over-the-Counter	Swaps	36,064	—	(2,334)	(2,334)
	Options
	Sold	266,498	89,724	8,122	8,122
	Bought	164,954	41,521	(2,422)	(2,422)

Total		—	—	274	275

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others.

As of September 30, 2025

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	169,653	42,667	11,210	11,210
	Bought	239,255	79,258	(16,797)	(16,797)
	Options
	Sold	268	—	(10)	5
	Bought	223	—	10	(7)
Over-the-Counter	Swaps	38,119	—	(3,877)	(3,877)
	Options
	Sold	244,214	73,406	5,068	5,068
	Bought	133,315	37,060	(822)	(822)

Total		—	—	(5,217)	(5,219)

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others.

(5)	Credit Derivative Transactions

As of March 31, 2025

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Over-the-Counter	Credit Derivatives
	Sold	15,749,754	14,576,342	164,309	164,309
	Bought	18,327,988	16,171,809	(126,107)	(126,107)

Total		—	—	38,201	38,201

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	“Sold” and “Bought” indicate assumption and cession of credit risk, respectively.

As of September 30, 2025

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Over-the-Counter	Credit Derivatives
	Sold	14,112,622	12,876,783	133,962	133,962
	Bought	16,559,416	14,346,363	(89,276)	(89,276)

Total		—	—	44,686	44,686

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	“Sold” and “Bought” indicate assumption and cession of credit risk, respectively.

Revenue recognition

1.	Revenue breakdown information

	(Millions of yen)
	For the six months ended September 30, 2024	For the six months ended September 30, 2025
Ordinary Income	4,585,215	4,337,537
Fee and Commission Income	512,874	584,789
Deposits and Lending business (1)	161,834	192,869
Securities-related business	122,086	146,688
Remittance business	50,010	51,788
Trust-related business	35,503	36,182
Guarantee-related business (2)	21,913	23,822
Agency business	19,940	20,062
Fees for other customer services	101,585	113,374
Trust Fees	30,291	31,570
Other Ordinary Income (1)	4,042,050	3,721,176

Notes:

(1)	Part of these amounts are considered to be revenues from contracts that are within the scope of “Accounting Standard for Revenue Recognition.”
(2)	These amounts are revenues from contracts that do not meet the scope of “Accounting Standard for Revenue Recognition.”
(3)

In the above table, revenues that are within the scope of “Accounting Standard for Revenue Recognition” are mainly generated from “Retail & Business Banking Company,” “Corporate & Investment Banking Company” and “Global Corporate & Investment Banking Company.”

2.	Contract assets, contract liabilities and receivables from contracts with customers

The balances of contract assets, contract liabilities and receivables from contracts with customers are included in other assets and other liabilities in the interim consolidated balance sheet. The balance of contract assets, contract liabilities and receivables from contracts with customers at the current and previous interim consolidated balance sheet date are immaterial.

3.	Price allocated to remaining performance obligations

The amount of revenue expected to be recognized in subsequent fiscal years is not material in terms of amount for the six months ended September 30, 2025 and September 30, 2024. Contracts with a term of up to one year and contracts for which revenue can be recognized at the amount our group has the right to claim are not included as a subject in this note.

Business Segments Information, etc.

Business Segments Information

1.	Summary of reportable segments

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company (RBC), the Corporate & Investment Banking Company (CIBC), the Global Corporate & Investment Banking Company (GCIBC), the Global Markets Company (GMC), and the Asset Management Company (AMC).

The services that each in-house company is in charge of are as follows:

RBC:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

CIBC:

Services for large corporations, financial institutions and public corporations in Japan

GCIBC:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

GMC:

Investment services with respect to interest rates, equities and credits, etc. and other services

AMC:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segments information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2.

Calculating method of Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others, Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others, and Fixed Assets by reportable segment

The following information of reportable segments are based on internal management reporting.

Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others is the total amount of Interest Income,Trust Fees, Fee and Commission Income, Trading Income, Other Operating Income and Net Gains (Losses) related to ETFs and others.

Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others is the amount of which General and administrative Expenses (excluding Non-Recurring Losses and others), Equity in Income from Investments in Affiliates, and Amortization of Goodwill and others (including Amortization of Intangible Assets) are deducted from, or added to, Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others.

Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others relating to transactions between segments is based on the current market price.

Fixed Assets disclosed as asset information by segment are the total amount of Tangible Fixed Assets and Intangible Fixed Assets. Fixed Assets pertaining to Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. have been allocated to each segment.

3.

Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others, Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others, and Fixed Assets by reportable segment

For the six months ended September 30, 2024

	(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others (Note 2)
Gross Profits: (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others	379,877	301,244	393,626	403,929	29,645	53,271	1,561,592
General and Administrative Expenses (excluding Non-Recurring Losses and others)	343,682	116,731	222,106	169,840	18,339	15,088	885,786
Equity in Income from Investments in Affiliates	4,291	5,860	13,701	—	230	3,689	27,771
Amortization of Goodwill and others	3	412	3,281	—	3,058	196	6,950
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others	40,483	189,961	181,940	234,089	8,478	41,675	696,626
Fixed Assets	549,242	150,543	188,312	87,802	—	873,198	1,849,097

(Notes)	1.	“Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others” is reported instead of sales reported by general corporations. Net Gains (Losses) related to ETFs and others amounted to ¥40,893 million, of which ¥37,242 million is included in the GMC.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	“Others” in Fixed Assets includes assets of headquarters that have not been allocated to each segment, Fixed Assets pertaining to consolidated subsidiaries that are not subject to allocation, consolidated adjustments, and others. Among Fixed Assets that have not been allocated to each segment, some related expenses are allocated to each segment using reasonable criteria of allocation.
	4.	Following the change in allocation method for transactions between each segment and “Others” made in April 2025, reclassification was made on the above table to reflect the relevant change.

For the six months ended September 30, 2025

	(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others (Note 2)
Gross Profits: (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others	445,379	337,505	422,269	391,704	36,714	39,613	1,673,184
General and Administrative Expenses (excluding Non-Recurring Losses and others)	360,841	120,341	243,999	188,657	23,850	26,209	963,897
Equity in Income from Investments in Affiliates	2,969	7,549	14,072	—	193	1,897	26,680
Amortization of Goodwill and others	3	412	2,511	—	2,863	265	6,054
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others	87,504	224,301	189,831	203,047	10,194	15,036	729,913
Fixed Assets	632,677	173,427	227,917	101,571	—	846,201	1,981,793

(Notes)	1.	“Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others” is reported instead of sales reported by general corporations. Net Gains (Losses) related to ETFs and others amounted to ¥44,114 million, of which ¥40,127 million is included in the GMC.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	“Others” in Fixed Assets includes assets of headquarters that have not been allocated to each segment, Fixed Assets pertaining to consolidated subsidiaries that are not subject to allocation, consolidated adjustments, and others. Among Fixed Assets that have not been allocated to each segment, some related expenses are allocated to each segment using reasonable criteria of allocation.

4.

The difference between the total amounts of reportable segments and the recorded amounts in the Interim Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others and that of Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others derived from internal management reporting by reportable segment are different from the amounts recorded in the Interim Consolidated Statement of Income.

The contents of the difference for the period are as follows:

(1)	The total of Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others of Segment Information and Ordinary Profits

	(Millions of yen)
	For the six months ended September 30, 2024	For the six months ended September 30, 2025
Gross Profits: (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others	1,561,592	1,673,184
Net Gains (Losses) related to ETFs and others	(40,893)	(44,114)
Other Ordinary Income	208,950	248,595
General and Administrative Expenses	(877,168)	(966,147)
Other Ordinary Expenses	(105,401)	(61,891)

Ordinary Profits	747,079	849,626

(2)

The total of Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others of Segment Information and Profit before Income Taxes recorded in the Interim Consolidated Statement of Income

	(Millions of yen)
	For the six months ended September 30, 2024	For the six months ended September 30, 2025
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others	696,626	729,913
General and Administrative Expenses (Non-Recurring Losses)	15,568	3,803
Expenses related to Portfolio Problems (including reversal of (provision for) general allowance for loan losses)	(10,966)	(16,954)
Gains on Reversal of Allowances for Loan Losses, and others	25,653	49,348
Net Gains (Losses) related to Stocks - Net Gains (Losses) related to ETFs and others	39,062	86,334
Net Extraordinary Gains (Losses)	44,079	49,089
Others	(18,865)	(2,819)

Profit before Income Taxes recorded in the Interim Consolidated Statement of Income	791,158	898,716

Related Information

For the six months ended September 30, 2024

1.	Information about Geographic Areas

(1)	Ordinary Income

(Millions of yen)
Japan	Americas	Europe	Asia/Oceania excluding Japan	Total
1,926,063	1,706,658	437,401	515,092	4,585,215

(Notes)	1.	The above table shows Ordinary Income in lieu of sales of non-financial companies.
	2.	Ordinary income is segmented by country and region based on the location of our group office in consideration of geographical proximity, similarity of economic activities, and interrelationship of business activities.
	3.	In Americas, the U.S. accounted for ¥1,572,479 million for the six months ended September 30, 2024.

(2)	Tangible Fixed Assets

(Millions of yen)
Japan	Americas	Europe	Asia/Oceania excluding Japan	Total
971,269	85,597	9,651	26,923	1,093,441

2.	Information about Major Customers

Information about major customers is not disclosed since there are no outside customers that accounted for more than 10% of Ordinary Income of the Company.

For the six months ended September 30, 2025

1.	Information about Geographic Areas

(1)	Ordinary Income

(Millions of yen)
Japan	Americas	Europe	Asia/Oceania excluding Japan	Total
1,961,257	1,533,893	353,300	489,086	4,337,537

(Notes)	1.	The above table shows Ordinary Income in lieu of sales of non-financial companies.
	2.	Ordinary income is segmented by country and region based on the location of our group office in consideration of geographical proximity, similarity of economic activities, and interrelationship of business activities.
	3.	In Americas, the U.S. accounted for ¥ 1,431,828 million for the six months ended September 30, 2025.

(2)	Tangible Fixed Assets

(Millions of yen)
Japan	Americas	Europe	Asia/Oceania excluding Japan	Total
991,500	92,515	9,772	26,054	1,119,842

2.	Information about Major Customers

Information about major customers is not disclosed since there are no outside customers that accounted for more than 10% of Ordinary Income of the Company.

Information about Impairment Loss on Tangible Fixed Assets by Reportable Segment

For the six months ended September 30, 2024

	(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others
Impairment Loss	527	50	48	11	—	928	1,564

(Note)	Following the change in allocation method for transactions between each segment and “Others” made in April 2025, reclassification was made on the above table to reflect the relevant change.

For the six months ended September 30, 2025

	(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others
Impairment Loss	—	—	—	—	—	992	992

Information about Amortization and Unamortized Balance of Goodwill by Reportable Segment

For the six months ended September 30, 2024

	(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others
Amortization of Goodwill	3	412	1,787	—	1,334	62	3,598
Unamortized Balance of Goodwill	53	9,265	67,670	—	32,014	(0)	109,001

(Note)	Following the change in allocation method for transactions between each segment and “Others” made in April 2025, reclassification was made on the above table to reflect the relevant change.

For the six months ended September 30, 2025

	(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others
Amortization of Goodwill	3	412	1,787	—	1,334	119	3,655
Unamortized Balance of Goodwill	35,888	8,441	66,339	—	29,347	(0)	140,014

Information about Gain on Negative Goodwill Incurred by Reportable Segment

For the six months ended September 30, 2024

There is no applicable information.

For the six months ended September 30, 2025

There is no applicable information.

Per Share Information

1.	Net Assets per Share of Common Stock and its basis used for calculation

		As of March 31, 2025	As of September 30, 2025
Net Assets per Share of Common Stock	Yen	4,161.03	4,423.89
(The basis used for calculating Net Assets per Share of Common Stock)
Total Net Assets	Millions of yen	10,523,753	11,076,007
Deductions from Total Net Assets	Millions of yen	81,541	80,367
Stock Acquisition Rights	Millions of yen	5	5
Non-Controlling Interests	Millions of yen	81,536	80,362
Net Assets related to Common Stock at the end of the period/the fiscal year	Millions of yen	10,442,211	10,995,640
Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated, at the end of the period/the fiscal year	Thousands of shares	2,509,524	2,485,508

2.	Earnings per Share of Common Stock and Diluted Earnings per Share of Common Stock are based on the following information:

		For the six months ended September 30, 2024	For the six months ended September 30, 2025
(1) Earnings per Share of Common Stock	Yen	223.35	276.20
(The basis used for calculating Earnings per Share of Common Stock)
Profit Attributable to Owners of Parent	Millions of yen	566,141	689,947
Amount not attributable to Common Stock	Millions of yen	—	—
Profit Attributable to Owners of Parent related to Common Stock	Millions of yen	566,141	689,947
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	2,534,759	2,497,975

(2) Diluted Earnings per Share of Common Stock	Yen	223.35	276.20
(The basis used for calculating Diluted Earnings per Share of Common Stock)
Adjustment to Profit Attributable to Owners of Parent	Millions of yen	—	—
Increased Number of Shares of Common Stock	Thousands of shares	2	2
Stock Acquisition Rights	Thousands of shares	2	2
Description of dilutive securities which were not included in the calculation of Diluted Earnings per Share of Common Stock as they have no dilutive effects		—	—

(Note)	In the calculation of Net Assets per share, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted from the total number of issued shares at the end of the period/the fiscal year. The number of such Treasury Stock shares deducted at the end of the previous fiscal year (March 31, 2025) was 2,376 thousand, and the number of such Treasury Stock shares deducted at the end of the period (September 30, 2025) was 2,171 thousand.

In the calculation of Earnings per Share of Common Stock and Diluted Earnings per Share of Common Stock, such Treasury Stock shares are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average number of such Treasury Stock shares deducted during the six months ended September 30, 2024 was 2,618 thousand, and the average number of such Treasury Stock shares deducted during the six months ended September 30, 2025 was 2,253 thousand.

II. Others

There is no applicable information.

Subsequent Events

Repurchase and cancellation of Own Shares

MHFG resolved at the meeting of its Board of Directors held on November 14, 2025 to repurchase its common stock pursuant to the provisions of Article 156, Paragraph 1 of the Companies Act and in accordance with the provisions of Article 459, Paragraph 1 of the Companies Act and Article 47 of its Articles of Incorporation, and cancel the repurchased common stock pursuant to Article 178 of the Companies Act.

(1)	Reason for the Repurchase and cancellation of Common Stock

MHFG maintains a capital policy pursuing the optimal balance between capital adequacy, growth investment and enhancement of shareholder returns. Based on this initiative, MHFG set forth its shareholder return policy keeping progressive increase of dividends per share, while executing flexible and intermittent share buybacks. In accordance with this policy, we decided share buybacks, based on our business results, capital adequacy, our stock price and the opportunities for growth investment, using the total payout ratio of 50% or more as a guide.

(2)	Outline of Repurchase

i.	Stock to be repurchased:	MHFG common stock

ii.	Aggregate shares to be repurchased:	Up to a maximum of 60,000,000shares

(2.4% of the number of issued shares excluding treasury stock as of September 30, 2025)

iii.	Aggregate amount of repurchase price:	Up to a maximum of ¥200,000,000,000

iv.	Repurchase period:	From November 17, 2025 to February 28, 2026

v.	Repurchase method:	Market purchase utilizing trust method

(3)	Outline of Cancellation

i.	Type of stock to be cancelled:	MHFG common stock

ii.	Number of shares to be cancelled:	All of the common stock repurchased as stated in item 2 above

iii.	Scheduled cancellation date:	March 23, 2026